Filed pursuant to Rule 424(b)(4)

Registration No. 333-78627

Prospectus Supplement to Prospectus dated June 2, 1999.

3,010,265 Shares

PS Business Parks, Inc.

Common Stock

Acquiport Two Corporation is offering 3,010,265 shares of our common stock. We will not receive any of the proceeds from the sale of shares in the offering.

Our common stock is listed on the American Stock Exchange under the symbol “PSB”. The last reported sale price of the common stock on September 15, 2003 was $39.10 per share.

The shares of common stock are subject to certain restrictions on ownership designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See “Description of Common Stock—Ownership Limitations” in the accompanying prospectus for more information about these restrictions.

See “ Additional Risk Factor” beginning on page S-2 of the prospectus supplement and “Risk Factors” beginning on page 1 of the accompanying prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co. has agreed to purchase the shares of common stock from the selling stockholder at a price of $37.00 per share, which will result in $111,379,805 of net proceeds to the selling stockholder. Goldman, Sachs & Co. will pay some expenses of the offering estimated at $30,000.

Goldman, Sachs & Co. proposes to offer the shares of common stock from time to time for sale in negotiated transactions or otherwise, at varying prices to be determined at the time of each sale.

Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on September 18, 2003.

Goldman, Sachs & Co.

Prospectus Supplement dated September 15, 2003.

THE COMPANY

We are a self-advised and self-managed real estate investment trust, or REIT, that acquires, develops, owns and operates commercial properties. We are the sole general partner of our operating partnership, PS Business Parks, L.P., through which we conduct most of our activities. At June 30, 2003, we owned properties in eight states containing approximately 14.9 million net rentable square feet of space.

Recent Developments

Leases with Worldcom and a related Worldcom entity, both of which are in bankruptcy, generate approximately 0.5% of our revenues. Worldcom and its bankrupt related entity have recently notified us that they are rejecting leases representing approximately 0.2% of our revenues and are threatening to reject the other leases with us. In addition, we believe that a second Worldcom related entity, although not in bankruptcy, may be in financial difficulty. A lease with this second Worldcom related entity generates approximately 0.5% of our revenues.

ADDITIONAL RISK FACTOR

Recent change in taxation of corporate dividends may adversely affect the value of our shares.

The Jobs and Growth Tax Relief Reconciliation Act of 2003, enacted on May 28, 2003 (the “Jobs and Growth Tax Act”), generally reduces to 15% the maximum marginal rate of federal tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to individuals by a REIT on its shares except for certain limited amounts. The earnings of a REIT that are distributed to its shareholders still will generally be subject to less federal income taxation on an aggregate basis than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate-level income tax. The Jobs and Growth Tax Act, however, could cause individual investors to view stocks of regular C corporations as more attractive relative to shares of REITs than was the case prior to the enactment of the legislation because the dividends from regular C corporations, which previously were taxed at the same rate as REIT dividends, now will be taxed at a 15% rate while REIT dividends will be taxed at a 35% rate. We cannot predict what effect, if any, the enactment of this legislation may have on the value of our common shares, either in terms of price or relative to other investments.

WHERE YOU CAN FIND MORE INFORMATION—DOCUMENTS  INCORPORATED BY REFERENCE

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and are required to file annual, quarterly and special reports with the Securities and Exchange Commission. You may read and copy any of these documents at the Commission’s public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may telephone the Commission at 1-800-SEC-0330 for further information on the Commission’s public reference facilities. The Commission also maintains an Internet site on the World Wide Web (http://www.sec.gov) that contains the reports, proxy and information statements and other information that we and other registrants file electronically with the Commission. You can also inspect reports and other information we file at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference our definitive proxy statement for our annual meeting of shareholders, which was held on

May 6, 2003, our annual report on Form 10-K for the year ended December 31, 2002, and our quarterly reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address, telephone or facsimile numbers:

Investor Services Department

PS Business Parks, Inc.

701 Western Avenue

Glendale, California 91201-2349

Telephone: (800) 421-2856

(818) 244-8080

Facsimile:   (818) 241-0627

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

SELLING STOCKHOLDER

Acquiport Two Corporation, the selling stockholder, beneficially owns 3,010,265 shares of common stock, or approximately 14.1% of our outstanding common stock. After this offering of 3,010,265 shares for the selling stockholder’s account, the selling stockholder will not beneficially own any shares of our outstanding common stock.

UNDERWRITING

Goldman, Sachs & Co., PS Business Parks, Inc., P.S. Business Parks, L.P. and Acquiport Two Corporation, as the selling stockholder, have entered into an underwriting agreement. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the shares of the selling stockholder.

Goldman, Sachs & Co. is committed to take and pay for all of the shares being offered, if any are taken.

Goldman, Sachs & Co. proposes to offer the shares of common stock from time to time for sale in one or more transactions, which may involve block transactions, on the American Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, Goldman, Sachs & Co. may be deemed to have received compensation in the form of underwriting discounts. Goldman, Sachs & Co. may effect such transactions by selling shares of the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Goldman, Sachs & Co. or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

PS Business Parks, Inc. and the selling stockholder have agreed with Goldman, Sachs & Co. not to offer, sell, contract to sell or otherwise dispose of their shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 60 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee stock option plans, partnership units issued by PS Business Parks, L.P. in connection with the acquisition of real estate assets, or any preferred stock or partnership units that are not convertible into or exchangeable for common stock.

In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in the offering. Goldman, Sachs & Co. must close out any short position by purchasing shares in the open market. A short position is more likely to be created if Goldman, Sachs & Co. is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Purchases to cover a short position may have the effect of preventing or retarding a decline in the market price of our common stock and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the American Stock Exchange, in the over-the-counter market or otherwise.

Goldman, Sachs & Co. has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to PS Business Parks, Inc.; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

PS Business Parks, Inc., P.S. Business Parks, L.P. and the selling stockholder to the extent permitted under law have agreed to indemnify Goldman, Sachs & Co. against certain liabilities under the Securities Act of 1933.

Goldman, Sachs & Co. or its affiliates have provided, and may in the future provide, various investment banking and other advisory services to PS Business Parks, Inc., P.S. Business Parks, L.P. and the selling stockholder, for which they have received, and may in the future receive, customary compensation.

Goldman, Sachs & Co. has agreed to reimburse PS Business Parks, Inc. for certain expenses in connection with this offering.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes the material U.S. federal income tax consequences relating to the taxation of the Company as a REIT and the ownership and disposition of Common Stock. This discussion supercedes the discussion contained under the headings “Certain Federal Income Tax Considerations—Taxation of the Company” and “—Taxation of U.S. Shareholders Holding Common Stock” in the accompanying Prospectus. As used herein, the term “Company” refers solely to PS Business Parks, Inc., “Operating Partnership” refers to P.S. Business Parks, L.P., “AOPP” refers to American Office Park Properties, Inc. and “Merger” refers to the merger of the Company with AOPP.

Because this is a summary that is intended to address only material federal income tax consequences relating to the ownership and disposition of Common Stock that will apply to all holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•	special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Internal Revenue Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with the Company’s common shareholders that hold Common Stock as “capital assets,” within the meaning of Section 1221 of the Internal Revenue Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of Common Stock on your tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. The Company has not requested and does not plan to request any rulings from the Internal Revenue Service concerning the tax treatment of the Company or the Operating Partnership. It is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

Taxation of the Company as a REIT

General.    The Company has elected to be taxed as a REIT under the Internal Revenue Code. A REIT generally is not subject to federal income tax on the income that it distributes to shareholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

The Company believes that it is organized and has operated, and the Company intends to continue to operate, in a manner to qualify as a REIT, but there can be no assurance that the Company has qualified or will remain qualified as a REIT. Qualification and taxation as a REIT depend upon the Company’s ability to meet, through actual annual (or in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Internal Revenue Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Company, the Company cannot provide any assurance that its actual operating results will satisfy the requirements for taxation as a REIT under the Internal Revenue Code for any particular taxable year.

So long as the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. Shareholders generally will be subject to taxation on dividends (other than designated capital gain dividends and “qualified dividend income”) at rates applicable to ordinary income, instead of at lower capital gain rates. Qualification for taxation as a REIT enables the REIT and its shareholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and shareholder levels) that generally results from an investment in a regular corporation. Regular corporations (non-REIT “C” corporations) generally are subject to federal corporate income taxation on their income and shareholders of regular corporations are subject to tax on any dividends that they receive. Currently shareholders of regular corporations (but not REITs) who are taxed at individual rates generally are taxed on dividends they receive at capital gains rates, which for individuals are lower than ordinary income rates, and corporate shareholders of regular corporations (but not REITs) receive the benefit of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. Income earned by a REIT and distributed currently to its shareholders generally will be subject to lower aggregate rates of federal income taxation than if such income were earned by a non-REIT “C” corporation, subjected to corporate income tax, and then distributed to shareholders and subjected to the income tax at rates applicable to those shareholders.

While the Company generally will not be subject to corporate income taxes on income that it distributes currently to shareholders, the Company will be subject to federal income tax as follows:

•	The Company will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid;

•	Under some circumstances, the Company may be subject to the “alternative minimum tax;”

•	If the Company has net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on this income;

•	The Company’s net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property;

•	If the Company fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of its gross income exceeds the amount of its income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of its gross income exceeds the amount of its income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect the Company’s profitability;

•	The Company will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if the Company fails to distribute during each calendar year at least the sum of:

(1)    85% of its REIT ordinary income for the year;

(2)    95% of its REIT capital gain net income for the year; and

(3)    any undistributed taxable income from prior taxable years; and

•	The Company will be subject to a 100% penalty tax on some payments it receives (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among the Company, its tenants and its taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

In addition, if the Company acquires any assets from a non-REIT “C” corporation in a carry-over basis transaction, it would be liable for corporate income tax, at the highest applicable corporate rate for the “built-in gain” with respect to those assets if the Company disposed of those assets within 10 years after they were acquired, provided no election is made for the transaction to be currently taxable. To the extent that assets are transferred to the Company in a carry-over basis transaction by a partnership in which a corporation owns an interest, the Company will be subject to this tax in proportion to the non-REIT “C” corporation’s interest in the partnership. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time the Company acquires the asset. Prior to 1997, AOPP was taxable as a regular “C” corporation. Treasury Regulations applicable to AOPP at the time it made its election to be taxed as a REIT for 1997, allowed AOPP to make an election to avoid the recognition of gain and the imposition of corporate level tax with respect to the built-in gain assets held by AOPP at that time unless and until the built-in gain assets are sold within 10 years after the date of AOPP’s REIT election. If the Company is subject to taxation on its REIT taxable income or subject to tax due to the sale of a built-in gain asset that was acquired in a carry-over basis from a “C” Corporation, some of the dividends the Company pays to its noncorporate stockholders during the following year may be subject to tax at the reduced capital gains rates, rather than tax at ordinary income rates. See “Taxation of U.S. Stockholders—Qualified Dividend Income.”

Requirements for Qualification as a REIT.    The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

(4)	that is neither a financial institution nor an insurance company subject to applicable provisions of the Internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities;

(7)	that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8)	that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Internal Revenue Code and regulations promulgated thereunder; and

(9)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally are considered an individual. However, a trust that is a qualified trust under Internal Revenue Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

The Company believes that it has issued sufficient shares of beneficial interest with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above. In addition, the Company’s Articles of Incorporation contains restrictions regarding the transfer of shares of beneficial interest that are intended to assist the Company in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that the Company will be able to satisfy these share ownership requirements. Moreover, these restrictions will not apply to shares owned at the time of the Merger, or to shares of stock of the Company deemed to be owned by a person as a result of such person’s ownership of shares of Public Storage (however, such deemed ownership will be taken into account in determining whether a subsequent acquisition or transfer of shares of the Company (but not Public Storage) violates the limitations). If the Company fails to satisfy these share ownership requirements, it will fail to qualify as a REIT.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of its shares. If the Company complies with the annual letters requirement and it does not know or, exercising reasonable diligence, would not have known of its failure to meet condition (6) above, then it will be treated as having met condition (6) above.

A REIT is not permitted to have at the end of any taxable year any undistributed earnings and profits that are attributable to a “C” corporation taxable year. As a result of the Merger, the Company succeeded to various tax attributes of AOPP, including any undistributed earnings and profits. AOPP was taxable as a “C” corporation prior to 1997, but does not believe that it has transferred any undistributed “C” corporation earnings and profits to the Company. However, neither AOPP nor the Company has sought an opinion of counsel or outside accountants to the effect that the Company has not acquired any “C” corporation earnings and profits from AOPP. It appears that the Company could keep from being disqualified as a REIT by using “deficiency dividend” procedures to distribute the “C” corporation earnings and profits. In order to use this procedure, an affected REIT would have to make an additional distribution to its shareholders (in addition to distributions made for purposes of satisfying the normal REIT distribution requirements), within 90 days of the Internal Revenue Service determination. In addition, the REIT would have to pay to the Internal Revenue Service an interest charge on 50% of the acquired “C” corporation earnings and profits that were not distributed prior to the end of the REIT’s taxable year in which they were acquired. If “C” corporation earnings and profits were deemed to have been acquired by the Company, there can be no assurance, however, that the Internal Revenue Service would not take the position either that the deficiency dividend procedure is not available at all (in which case the Company would fail to qualify as a REIT) or, alternatively, that even if the procedure is available, the Company cannot qualify as a REIT for its taxable year in which the earnings and profits were acquired, but it could qualify as a REIT for subsequent taxable years. Finally, if AOPP were determined not to have qualified as a REIT for the taxable year ended December 31, 1997 or its short taxable year ending at the time of the Merger, the Company would not be eligible to elect REIT status for up to four years after the year in which AOPP failed to qualify as a REIT. AOPP made an election to be taxed as a REIT commencing with its taxable year ended December 31, 1997. The Company and AOPP believe that AOPP’s election is valid and that AOPP was organized, and operated in 1997 and until the time of the Merger, in conformity with the requirements for taxation as a REIT.

Qualified REIT Subsidiaries.    If a REIT owns a subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of the Company will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries.    A “taxable REIT subsidiary” of the Company is a corporation in which the Company directly or indirectly owns stock and that elects, together with the Company, to be treated as a taxable REIT subsidiary under Section 856(l) of the Internal Revenue Code. In addition, if a taxable REIT subsidiary of the Company owns, directly or indirectly, securities representing more than 35% of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of the Company. A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation. If dividends are paid by one or more of the Company’s taxable REIT subsidiaries to the Company, then a portion of the dividends from the Company to its shareholders who are taxed at individual rates will generally be eligible for taxation at lower capital gains rates, rather than at ordinary income rates. See “Taxation of U.S. Shareholders—Qualified Dividend Income.”

Generally, a taxable REIT subsidiary can perform some impermissible tenant services without causing the Company to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made directly or indirectly to the Company in excess of a certain amount. In addition, the Company will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Our taxable REIT subsidiaries make interest and other payments to us and to third parties in connection with activities related to our properties. There can be no assurance that our taxable REIT subsidiaries will not be limited in their ability to deduct interest payments made to us. In addition, there can be no assurance that the Internal Revenue Service might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our taxable REIT subsidiaries.

Tenant Advantage, Inc. and PSCC, Inc. are referred to as the “corporate subsidiaries.” Each of the corporate subsidiaries is taxable as a regular “C” corporation and has elected, together with the Company, to be treated as a taxable REIT subsidiary of the Company.

Ownership of Partnership Interests by a REIT.    A REIT that is a partner in a partnership will be deemed to own its share (based upon its proportionate share of the capital of the partnership) of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, the Company’s proportionate share of the assets and items of income of the Operating Partnership, including the Operating Partnership’s share of assets and items of income of any subsidiaries that are treated as partnerships for federal income tax purposes, are treated as assets and items of income of the Company for purposes of applying the asset and income tests. The Company has control over the Operating Partnership and substantially all of the partnership and limited liability company subsidiaries of the Operating Partnership and intends to operate them in a manner that is consistent with the requirements for qualification of the Company as a REIT.

Income Tests Applicable to REITs.    To qualify as a REIT, the Company must satisfy two gross income tests. First, at least 75% of the Company’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of the Company’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, some payments under hedging instruments and gain from the sale or disposition of stock or securities and some hedging instruments.

Rents received by the Company will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, the Company may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, the Company may not provide “impermissible services” to tenants (except through an independent contractor from whom the Company derives no revenue and that meets other requirements or through a taxable REIT subsidiary) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the Company’s direct cost of providing the service. If the impermissible tenant service income exceeds 1% of the Company’s total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of the Company’s total income from the property, the services will not “taint” the other income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify itself as rents from real property), but the impermissible tenant service income will not qualify as rents from real property.

Unless the Company determines that the resulting nonqualifying income under any of the following situations, taken together with all other nonqualifying income earned by the Company in the taxable year, will not jeopardize the Company’s status as a REIT, the Company does not and does not intend to:

•	charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

•	rent any property to a related party tenant, including a taxable REIT subsidiary, unless the rent from the lease to the taxable REIT subsidiary would qualify for the special exception from the related party tenant rule applicable to certain leases with a taxable REIT subsidiary;

•	derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

•	directly perform services considered to be noncustomary or “rendered to the occupant” of the property.

The Company provides services and provides access to third party service providers at some or all of its properties. However, based upon the Company’s experience in the rental markets where the properties are located, the Company believes that all access to service providers and services provided to tenants by the Company either are usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant, or, if considered impermissible services, will not result in an amount of impermissible tenant service income that will cause the Company to fail to meet the income test requirements. However, the Company cannot provide any assurance that the Internal Revenue Service will agree with these positions. The Company monitors the activities at its properties and believes that it has not provided services that will cause it to fail to meet the income tests. The Company intends to continue to monitor the services provided at, and the nonqualifying income arising from, each of its properties.

The Company has earned and continues to earn a small amount of nonqualifying income relative to the Company’s total gross income in any relevant taxable year. The Company believes that the amount of nonqualifying income generated from these activities has not affected and will not affect the Company’s ability to meet the 95% gross income test.

“Interest” generally will be nonqualifying income for purposes of the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. The Company does not expect to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests.

The Company’s share of any dividends received from its corporate subsidiaries that are not “qualifed REIT subsidiaries” (and from other corporations in which the Company owns an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. The Company does not anticipate that it will receive sufficient dividends to cause it to exceed the limit on nonqualifying income under the 75% gross income test.

If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if the Company’s failure to meet the tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will fail to qualify as a REIT. As discussed under “Taxation of the Company as a REIT—General,” even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Asset Tests Applicable to REITs.    At the close of each quarter of its taxable year, the Company must satisfy four tests relating to the nature of its assets:

(1)	at least 75% of the value of the Company’s total assets must be represented by real estate assets, cash, cash items and government securities. The Company’s real estate assets include, for this purpose, its allocable share of real estate assets held by the Operating Partnership and the non-corporate subsidiaries of the Operating Partnership, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long-term debt of the Company;

(2)	not more than 25% of the Company’s total assets may be represented by securities other than those in the 75% asset class;

(3)	except for equity investments in REITs, qualified REIT subsidiaries, or taxable REIT subsidiaries, and except for other securities that qualify as “real estate assets” for purposes of the test described in clause (1):

•	the value of any one issuer’s securities owned by the Company may not exceed 5% of the value of the Company’s total assets;

•	the Company may not own more than 10% of any one issuer’s outstanding voting securities; and

•	the Company may not own more than 10% of the value of the outstanding securities of any one issuer; and

(4)	not more than 20% of the Company’s total assets may be represented by securities of one or more taxable REIT subsidiaries.

Securities for purposes of the asset tests may include debt securities. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities are “straight debt” as defined in Section 1361 of the Internal Revenue Code and (1) the issuer is an individual, (2) the only securities of the issuer that the REIT holds are straight debt or (3) if the issuer is a partnership, the REIT holds at least a 20% profits interest in the partnership.

The Company believes that the aggregate value of its taxable REIT subsidiaries does not exceed 20% of the aggregate value of its gross assets. As of each relevant testing date prior to the election to treat each corporate subsidiary of the Company or any other corporation in which the Company owns an interest as a taxable REIT subsidiary, the Company believes it did not own more than 10% of the voting securities of any such entity. In addition, the Company believes that as of each relevant testing date prior to the election to treat each corporate subsidiary of the Company or any other corporation in which the Company owns an interest as a taxable REIT subsidiary of the Company, the Company’s pro rata share of the value of the securities, including debt, of any such corporation or other issuer did not exceed 5% of the total value of the Company’s assets.

With respect to each issuer in which the Company currently owns either an equity interest or a debt security (excluding for this purpose equity interests in REITs and partnerships and securities of a qualified REIT subsidiary or a taxable REIT subsidiary), the Company believes that its pro rata share of the value of the securities, including debt, of any such issuer does not exceed 5% of the total value of the Company’s assets and that it complies with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. In this regard, however, the Company cannot provide any assurance that the Internal Revenue Service might not disagree with the Company’s determinations.

After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT if it fails to satisfy the 25%, 20% and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of its assets. If the failure to satisfy the 25%, 20% or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. An acquisition of securities could include the Company increasing its interest in the Operating Partnership as a result of a merger, the exercise by limited partners of their redemption right relating to units in the Operating Partnership or an additional capital contribution of proceeds of an offering of shares of beneficial interest by the Company. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25%, 20% or 5% asset tests or 10% value limitation. If the Company were to fail to cure noncompliance with the asset tests within this time period, the Company would cease to qualify as a REIT.

Annual Distribution Requirements Applicable to REITs.    To qualify as a REIT, the Company is required to distribute dividends, other than capital gain dividends, to its shareholders each year in an amount at least equal to (1) the sum of (a) 90% of the Company’s REIT taxable income, computed without regard to the dividends paid deduction and its net capital gain, and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

The Company intends to make timely distributions sufficient to satisfy its annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership authorizes the Company, as general partner, to take steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is expected that the Company’s REIT taxable income generally will be less than its cash flow due to the allowance of depreciation and other noncash charges in computing REIT taxable income. Accordingly, the Company anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements. In this event, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings to fund required distributions or to pay dividends in the form of taxable dividends of the Company shares.

Under some circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to shareholders in a later year, which may be included in the Company’s deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

To the extent that the Company does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it is subject to tax on these amounts at regular corporate tax rates.

The Company will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if the Company fails to distribute during each calendar year at least the sum of:

(1)	85% of its REIT ordinary income for the year;

(2)	95% of its REIT capital gain net income for the year; and

(3)	any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Record-Keeping Requirements.    The Company is required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure of the Company to Qualify as a REIT.    If the Company fails to qualify for taxation as a REIT in any taxable year, and if relief provisions do not apply, the Company will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. If the Company fails to qualify as a REIT, the Company will not be required to make any distributions to shareholders, and any distributions that are made to shareholders will not be deductible by the Company. As a result, the Company’s failure to qualify as a REIT would significantly reduce both the cash available for distributions by the Company to its shareholders and its earnings. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as dividends to the extent of the Company’s current and accumulated earnings and profits, whether or not attributable to capital gains of the Company. Non-corporate shareholders currently would be taxed on these dividends at capital gains rates; corporate shareholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that the Company would be entitled to any statutory relief.

Prohibited Transaction Tax.    Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including the Company’s share of this type of gain realized by the Operating Partnership and any other subsidiaries treated as partnerships or disregarded entities for federal income tax purposes, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. The Company intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of properties as are consistent with the Company’s investment objectives. The Company cannot provide any assurance, however, that the Internal Revenue Service might not contend that one or more of these sales are subject to the 100% penalty tax.

Taxation of U.S. Shareholders

As used in the remainder of this discussion, the term “U.S. shareholder” means a beneficial owner of Common Stock that is, for United States federal income tax purposes:

(1)	a citizen or resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

(2)	a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized under the laws of the United States, any state or the District of Columbia;

(3)	an estate the income of which is subject to federal income taxation regardless of its source; or

(4)	in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

Generally, in the case of a partnership that holds Common Stock, any partner that would be a U.S. shareholder if it held Common Stock directly is also a U.S. shareholder. A “non-U.S. shareholder” is a holder, including any partner in a partnership that holds Common Stock, that is not a U.S. shareholder.

Distributions by the Company—General.    So long as the Company qualifies as a REIT, distributions to U.S. shareholders out of its current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. Distributions in excess of its current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that the distributions do not exceed the adjusted tax basis of the shareholder’s shares. Rather, such distributions will reduce the adjusted basis of such shares. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. shareholder’s adjusted basis in its shares will be taxable as capital gains in the amount of such excess if the shares are held as a capital asset. If the Company declares a dividend in October, November or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, the Company will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

Capital Gain Distributions.    The Company may elect to designate distributions of its net capital gain as “capital gain dividends.” Capital gain dividends are taxed to shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. shareholder has held its shares. Designations made by the Company only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If the Company designates any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, the Company may designate all or part of its net capital gain as “undistributed capital gain.” The Company will be subject to tax at regular corporate rates on any undistributed capital gain.

A U.S. shareholder:

(1)	will include in its income as long-term capital gains its proportionate share of such undistributed capital gains; and

(2)	will be deemed to have paid its proportionate share of the tax paid by the Company on such undistributed capital gains and receive a credit or a refund to the extent that its proportionate share of the tax paid by the Company exceeds the U.S. shareholder’s tax liability on the undistributed capital gain.

A U.S. shareholder will increase the basis in its Common Stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The earnings and profits of the Company will be adjusted appropriately.

With respect to shareholders who are taxed at the rates applicable to individuals, the Company will classify portions of any designated capital gain dividend or undistributed capital gain as either:

(1)	a 15% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 15%; or

(2)	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%, depending upon the source of the capital gain.

In addition, under a transitional rule applicable to taxable years including May 6, 2003, capital gain dividends attributable to sales or exchanges of property by the Company prior to May 6, 2003, that are not “unrecaptured Section 1250 gain” subject to a maximum rate of 25%, will be subject to a maximum rate of taxation of 20% for non-corporate U.S. shareholders, rather than to the 15% maximum rate currently applicable.

The Company must determine the maximum amounts that it may designate as 15% (or 20% for certain amounts in 2003) and 25% rate capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%.

Recipients of capital gains dividends from the Company that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on those dividends.

Qualified Dividend Income.    The Company may elect to designate a portion of its distributions paid to shareholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. shareholders as capital gain, provided that the shareholder has held the Common Stock with respect to which the distribution is made for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which such Common Stock become ex-dividend with respect to the relevant distribution. The maximum amount of the Company’s distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1)	the qualified dividend income received by the Company during such taxable year from non-REIT corporations (including the corporate subsidiaries and other taxable REIT subsidiaries);

(2)	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the federal income tax paid by the Company with respect to such undistributed REIT taxable income; and

(3)	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a “C” corporation over the federal income tax paid by the Company with respect to such built-in gain.

Generally, dividends that the Company receives will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a domestic corporation (other than a REIT or a regulated investment company) or a “qualifying foreign corporation” and specified holding period requirements and other requirements are met. A foreign corporation (other than a “foreign personal holding company,” a “foreign investment company,” or “passive foreign investment company”) will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States. The Company generally expects that an insignificant portion, if any, of its distributions will consist of qualified dividend income.

Sunset of Reduced Tax Rate Provisions.    The currently applicable provisions of the federal income tax laws relating to the 15% rate of capital gain taxation and the applicability of capital gain rates for designated qualified dividend income of REITs are currently scheduled to “sunset” or revert back to provisions of prior law effective for taxable years beginning after December 31, 2008. Upon the sunset of the current provisions, all dividend income of REITs and non-REIT corporations would be taxable at ordinary income rates and capital gain tax rates would be increased (from 15% to 20%). The impact of this reversion is not discussed herein. Consequently, shareholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in Common Stock.

Other Tax Considerations.    Distributions made by the Company and gain arising from the sale or exchange by a U.S. shareholder of shares will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. In addition, regular taxable dividends from the Company generally will be treated as investment income for purposes of the investment interest limitations. In addition, a U.S. shareholder may elect to treat capital gain dividends, capital gains from the disposition of shares and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. The Company will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital, capital gain, and qualified dividend income. U.S. shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. The Company’s operating or capital losses would be carried over by the Company for potential offset against future income, subject to applicable limitations.

Sales of Shares.    Upon any taxable sale or other disposition of shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between:

(1)	the amount of cash and the fair market value of any property received on the sale or other disposition; and

(2)	the holder’s adjusted basis in the shares for tax purposes.

This gain or loss will be a capital gain or loss if the shares have been held by the U.S. shareholder as a capital asset. The applicable tax rate will depend on the shareholder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the shareholder’s tax bracket. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate shareholders) to a portion of capital gain realized by a noncorporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Shareholders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of the Company shares held for more than 12 months. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. shareholder from the Company that were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Shareholders

Provided that a tax-exempt shareholder has not held its Common Stock as “debt financed property” within the meaning of the Internal Revenue Code, the dividend income from the Company will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless the tax-exempt shareholder has held its shares as debt financed property within the meaning of the Internal Revenue Code or has used the shares in a trade or business.

However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in the Company will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt shareholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code and holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a pension held REIT if it meets the following two tests:

(1)	it qualified as a REIT only by reason of Section 856(h)(3) of the Internal Revenue Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

(2)	either (a) at least one pension trust holds more than 25% of the value of the REIT’s stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception with respect to pension trusts. Based on both its current share ownership and the limitations on transfer and ownership of shares contained in its Articles of Incorporation, the Company does not expect to be classified as a pension held REIT.

U.S. Taxation of Non-U.S. Shareholders

Distributions by the Company.    Distributions by the Company to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by the Company of “U.S. real property interests” nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of the Company’s current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of current and accumulated earnings and profits that exceed the non-U.S. shareholder’s basis in its Common Stock will be taxable to a non-U.S. shareholder as gain from the sale of Common Stock, which is discussed below. Distributions in excess of current or accumulated earnings and profits of the Company that do not exceed the adjusted basis of the non-U.S. shareholder in its Common Stock will reduce the non-U.S. shareholder’s adjusted basis in its Common Stock and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

The Company expects to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. shareholder unless:

(1)	a lower treaty rate applies and the non-U.S. shareholder files an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced treaty rate with the Company; or

(2)	the non-U.S. shareholder files an Internal Revenue Service Form W-8ECI with the Company claiming that the distribution is income effectively connected with the non-U.S. shareholder’s trade or business.

The Company may be required to withhold at least 10% of any distribution in excess of its current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. shareholder that are designated by the Company at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

(1)	the investment in the Company’s shares is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or

(2)	the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by the Company of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. shareholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. shareholders will be taxed on this gain at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation.

The Company will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to foreign shareholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of the Company’s net capital gain for the taxable year of the distribution. The amount withheld, which for individual non-U.S. shareholders may substantially exceed the actual tax liability, is creditable against the non-U.S. shareholder’s United States federal income tax liability.

Although the law is not clear on the matter, it appears that amounts designated by the Company as undistributed capital gains in respect of Common Stock held by U.S. shareholders generally should be treated with respect to non-U.S. shareholders in the same manner as actual distributions by the Company of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by the Company on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by the Company were to exceed their actual United States federal income tax liability.

Sale of Common Stock.    Gain recognized by a non-U.S. shareholder upon the sale or exchange of Common Stock generally would not be subject to United States taxation unless:

(1)	the investment in Common Stock is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as domestic shareholders with respect to any gain;

(2)	the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

(3)	the Common Stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

Common Stock will not constitute a United States real property interest if the Company is a domestically controlled REIT. The Company will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by non-U.S. shareholders.

The Company believes that, currently, it is a domestically controlled REIT and, therefore, that the sale of Common Stock would not be subject to taxation under FIRPTA. In addition, the Company’s Articles of Incorporation contain ownership limitations designed to help prevent the Company from failing to qualify as a domestically controlled REIT. Because Common Stock is publicly traded, however, the Company cannot guarantee that it is or will continue to be a domestically controlled REIT.

Even if the Company does not qualify as a domestically controlled REIT at the time a non-U.S. shareholder sells its Common Stock, gain arising from the sale still would not be subject to FIRPTA tax if:

(1)	the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

(2)	the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of Common Stock were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Information Reporting and Backup Withholding Tax Applicable to Shareholders

U.S. Shareholders.    In general, information reporting requirements will apply to payments of distributions on Common Stock and payments of the proceeds of the sale of Common Stock to some shareholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax at the rate of 28% if:

(1)	the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2)	the Internal Revenue Service notifies the payer that the TIN furnished by the payee is incorrect;

(3)	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

(4)	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Some shareholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s United States federal income tax and may entitle the shareholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Shareholders.    Generally, information reporting will apply to payments of distributions on Common Stock, and backup withholding at a rate of 28% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of Common Stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of Common Stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Under these Treasury regulations, some shareholders are required to have provided new certifications with respect to payments made after December 31, 2000. Because the application of the these Treasury regulations varies depending on the shareholder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

Tax Aspects of the Company’s Ownership of Interests in the Operating Partnership and Other Partnerships

General.    Substantially all of the Company’s investments are held indirectly through the Operating Partnership. In general, partnerships are “pass-through” entities that are not subject to federal income tax at the partnership level. However, a partner is allocated its proportionate share of the items of income, gain, loss, deduction and credit of a partnership, and is required to include these items in calculating its tax liability, without regard to whether it receives a distribution from the partnership. The Company includes its proportionate share of these partnership items in its income for purposes of the various REIT income tests and the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company includes its proportionate share of assets held through the Operating Partnership. See “—Taxation of the Company as a REIT—Ownership of Partnership Interests by a REIT” above.

Entity Classification.    The Company believes that the Operating Partnership and each of the partnerships and limited liability companies in which the Company owns an interest, directly or through another partnership or limited liability company, will be treated as a partnership or disregarded for federal income tax purposes and will not be taxable as a corporation. If any of these entities were treated as a corporation, it would be subject to an entity level tax on its income and the Company could fail to meet the REIT income and asset tests. See “—Taxation of the Company as a REIT—Asset Tests Applicable to REITs” and “—Taxation of the Company as a REIT—Income Tests Applicable to REITs” above.

A partnership is a “publicly traded partnership” under Section 7704 of the Internal Revenue Code if:

(1)	interests in the partnership are traded on an established securities market; or

(2)	interests in the partnership are readily tradable on a “secondary market” or the “substantial equivalent” of a secondary market.

Under the relevant Treasury regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership.

The Operating Partnership currently takes the reporting position for federal income tax purposes that it is not a publicly traded partnership. There is a significant risk, however, that the right of a holder of the Operating Partnership units to redeem the Operating Partnership units for Common Stock could cause the Operating Partnership units to be considered readily tradable on the substantial equivalent of a secondary market. Moreover, if the Operating Partnership units were considered to be tradable on the substantial equivalent of a secondary market, either now or in the future, the Operating Partnership cannot provide any assurance that it would qualify for any of the safe harbors mentioned above, or that, if it currently qualifies for a safe harbor, the Operating Partnership will continue to qualify for any of the safe harbors in the future. For example, the Operating Partnership cannot satisfy the “private placement” safe harbor because it has more than 100 partners and has issued units in registered offerings.

If the Operating Partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Internal Revenue Code. Qualifying income is generally real property rents and other types of passive income. The Company believes that the Operating Partnership will have sufficient qualifying income so that it would be taxed as a partnership, even if it were a publicly traded partnership. The income requirements applicable to the Company in order for it to qualify as a REIT under the Internal Revenue Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, the Company does not believe that these differences would cause the Operating Partnership not to satisfy the 90% gross income test applicable to publicly traded partnerships.

Allocations of Partnership Income, Gain, Loss, Deduction and Credit.    A partnership agreement will generally determine the allocation of income and loss among partners. However, those allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the applicable Treasury regulations, which generally require that partnership allocations respect the economic arrangement of the partners.

If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to the item. The allocations of taxable income and loss provided for in the partnership agreement of the Operating Partnership are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the regulations promulgated thereunder.

Tax Allocations with Respect to the Properties.    Under Section 704(c) of the Internal Revenue Code, income, gain, loss, deduction and credit attributable to a property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, as applicable, the difference between the adjusted tax basis and the fair market value of property at the time of contribution. The difference is known as the book-tax difference. Section 704(c) allocations are for federal income tax purposes only and do not affect the book capital accounts or other economic or legal arrangements among the partners. Under Treasury regulations promulgated under Section 704(c) of the Internal Revenue Code, similar rules apply when a partnership elects to “revalue” its assets in limited situations, such as when a contribution of property is made to a partnership by a new partner.

The partnership agreement of the Operating Partnership requires that these allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. Treasury regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences, including retention of the “traditional method” or the election of alternative methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company generally have used the traditional method of accounting for book-tax differences with respect to the properties initially contributed to the Operating Partnership in its formation or subsequently acquired by merger or contribution. However, the Operating Partnership may use an alternative method of accounting for book-tax differences with respect to properties contributed to it or acquired by merger in the future.

In general, if any asset contributed to or revalued by the Operating Partnership is determined to have a fair market value that is greater than its adjusted tax basis, partners who have contributed those assets, including the Company, will be allocated lower amounts of depreciation deductions as to specific properties for tax purposes by the Operating Partnership and increased taxable income and gain on sale. Thus, the Company may be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of contributed assets. These amounts may be in excess of the economic or book income allocated to it as a result of the sale. In this regard, it should be noted that as the general partner of the Operating Partnership, the Company will determine, taking into account the tax consequences to it, when and whether to sell any given property. See “—Taxation of the Company as a REIT—Annual Distribution Requirements Applicable to REITs.”

The Company will be allocated its share of the Operating Partnership’s taxable income or loss for each year regardless of the amount of cash that may be distributed to it by the Operating Partnership. As a result, the Company could be allocated taxable income for a year in excess of the amount of cash distributed to it. This excess taxable income is sometimes referred to as “phantom income.” Because the Company relies on cash distributions from the Operating Partnership to meet its REIT distribution requirements, which are specified percentages of its REIT taxable income, the recognition of this phantom income might adversely affect the Company’s ability to comply with those requirements.

Other Tax Consequences for the Company and Its Shareholders

The Company and its shareholders are subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders of the Company should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

A portion of the Company’s income is earned through the Company’s taxable REIT subsidiaries. The taxable REIT subsidiaries are subject to federal and state income tax at the normal applicable corporate rates. In addition, a taxable REIT subsidiary will be limited in its ability to deduct interest payments made directly or indirectly to the Company in excess of a certain amount.

To the extent that the Company and the taxable REIT subsidiaries are required to pay federal, state or local taxes, the Company will have less cash available for distribution to shareholders.

Tax Shelter Reporting.    Under recently promulgated Treasury regulations, if a shareholder recognizes a loss with respect to the shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder may be required to file a disclosure statement with the IRS on Form 8886. Direct shareholders of portfolio securities are in many cases exempt from this reporting requirement, but shareholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

LEGAL MATTERS

David Goldberg, vice-president and counsel of PS Business Parks, Inc., will pass upon the validity of the shares of common stock offered in this prospectus supplement. Hogan & Hartson L.L.P. has delivered an opinion as to the status of PS Business Parks, Inc. as a REIT and as to certain other matters for PS Business Parks, Inc. Hale and Dorr LLP will pass upon some legal matters for Goldman, Sachs & Co. in connection with this offering. Mr. Goldberg owns 3,113 shares of our common stock. Hale and Dorr LLP has from time to time represented PS Business Parks, Inc. and certain of its affiliates on other matters. Hale and Dorr LLP will rely upon Mr. Goldberg with respect to matters governed by California law.

PS Business Parks, Inc.

  By this prospectus, we may offer-

    Common Stock
    Preferred Stock
    Equity Stock
    Depositary Shares
    Warrants

                                          We will provide the specific terms
                                          of these securities in supplements
                                          to this prospectus. You should
                                          read this prospectus and the
                                          supplements carefully before you
                                          invest.

                                          This prospectus may also
                                          be used in registered
                                          resales of common stock
                                          as described under "Plan
                                          of Distribution."

  Please read "Risk Factors" beginning on page 1 for a discussion of material risks you should consider before you invest.

 Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

                                  June 2, 1999

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                                 -------------

                                                                                                            Page
                                                                                                            ----
Risk Factors

   Since we buy and operate real estate, we are subject to the general real estate investment and
   operating risks.........................................................................................   2
   Our ability to control our properties may be adversely affected by ownership through partnerships and
   joint ventures..........................................................................................   4
   We can change our business policies and increase our level of debt without shareholder approval.........   4
   We can issue additional securities without shareholder approval.........................................   4
   Increases in interest rates may adversely affect the market price of our common stock...................   4
   Shares that become available for future sale may adversely affect the market price of our

                        TABLE OF CONTENTS--(Continued)

                                                                                           Page
                                                                                           ----

                                 RISK FACTORS

   Before investing in our securities, you should consider the following risks and detriments:

We are controlled by Public Storage.

   Public Storage owns a substantial number of our shares.  At April 30, 1999,
Public Storage owned 22% of the outstanding shares of our common stock (41%
upon conversion of its interest in our operating partnership). Consequently,
Public Storage has the ability to effectively control all matters submitted to a vote of our shareholders, including electing directors, changing our articles of incorporation, dissolving and approving other extraordinary transactions. In addition, Public Storage's ownership may make it more difficult for another party to take over our company without Public Storage's approval.

   Public Storage has a voting agreement with another large
shareholder.  Public Storage and an institutional shareholder owning 26% of our common stock as of April 30, 1999 have both agreed to vote their shares to support specified nominees to our board of directors until the voting agreement expires, which is not before December 2001. This voting agreement further strengthens Public Storage's control of our company.

Provisions in our organizational documents may prevent changes in control.

   Our articles generally prohibit owning more than 7% of our shares.  Our articles of incorporation restrict the number of shares that may be owned by any other person, and the partnership agreement of our operating partnership contains an anti-takeover provision. No shareholder (other than Public Storage and certain other specified shareholders) may own more than 7% of the outstanding shares of our common stock, unless our board of directors waives this limitation. We imposed this limitation to avoid, to the extent possible, a concentration of ownership that might jeopardize our ability to qualify as a real estate investment trust, or REIT. This limitation, however, also makes a change of control much more difficult (if not impossible) even if it may be favorable to our public shareholders. These provisions will prevent future takeover attempts not approved by Public Storage even if a majority of our public shareholders consider it to be in their best interests because they would receive a premium for their shares over the shares' then market value or for other reasons.

   Our board can set the terms of certain securities without shareholder approval.  Our board of directors is authorized, without shareholder approval, to issue up to 50,000,000 shares of preferred stock and up to 100,000,000 shares of equity stock, in each case in one or more series. Our board has the right to set the terms of each of these series of stock. Consequently, the board could set the terms of a series of stock that could make it difficult (if not impossible) for another party to take over our company even if it might be favorable to our public shareholders. Our articles of incorporation also contain other provisions that could have the same effect. We can also cause our operating partnership to issue additional interests for cash or in exchange for property.

   The partnership agreement of our operating partnership restricts mergers.  The partnership agreement of our operating partnership provides that generally we may not merge or engage in a similar transaction unless limited partners of our operating partnership are entitled to receive the same proportionate payments as our shareholders. Also we have agreed not to merge unless the merger would have been approved had the limited partners been able to vote together with our shareholders. These provisions may also make it more difficult for us to merge.

Our operating partnership poses additional risks to us.

   Limited partners of our operating partnership, including Public Storage, have the right to vote on certain changes to the partnership agreement. They may vote in a way that is against the interests of our shareholders. Also, as general partner of our operating partnership, we are required to protect the interests of the limited partners of our operating partnership. The interests of the limited partners and of our shareholders may differ.

We cannot sell certain properties without Public Storage's approval.

   Before 2007, we may not sell 13 specified properties without Public
Storage's approval. Since Public Storage would be taxed on a sale of these properties, the interests of Public Storage and our shareholders may differ as to the best time to sell.

Certain institutional investors have special rights.

   Certain institutional investors have rights, such as the right to approve nominees to our board of directors, the right to purchase our securities in certain circumstances and the right to require registration of their shares, not available to our public shareholders.

We would incur adverse tax consequences if we fail to qualify as a REIT.

   Our cash flow is reduced if we fail to qualify as a REIT.  While we believe that we have qualified since 1990 to be taxed as a REIT, and will continue to be qualified, we cannot be certain. To continue to qualify as a REIT, we need to satisfy certain requirements under the federal income tax laws relating to our income, assets, distributions to shareholders and shareholder base. In this regard, the share ownership limits in our articles of incorporation do not necessarily ensure that our shareholder base is sufficiently diverse for us to qualify as a REIT. For any year we fail to qualify as a REIT, we would be taxed at regular corporate tax rates on our taxable income unless certain relief provisions apply. Taxes would reduce our cash available for distributions to shareholders or for reinvestment, which could adversely affect us and our shareholders. Also we would not be allowed to elect REIT status for five years after we fail to qualify unless certain relief provisions apply.

   Our cash flow is reduced if our predecessor failed to qualify as a
REIT.  For us to qualify to be taxed as a REIT, our predecessor, American
Office Park Properties, also needed to qualify to be taxed as a REIT. We believe American Office Park Properties qualified as a REIT beginning in 1997 until its March 1998 merger with us. If it is determined that it did not qualify as a REIT, we could also lose our REIT qualification. Before 1997, our predecessor was a taxable corporation and, to qualify as a REIT, was required to distribute all of its profits before the end of 1996. While we believe
American Office Park Properties qualified as a REIT since 1997, we did not obtain an opinion of an outside expert at the time of its merger with us.

   We may need to borrow funds to meet our REIT distribution requirements.  To qualify as a REIT, we must generally distribute to our shareholders 95% of our taxable income. Our income consists primarily of our share of our operating partnership's income. We intend to make sufficient distributions to qualify as a REIT and otherwise avoid corporate tax. However, differences in timing between income and expenses and the need to make nondeductible expenditures such as capital improvements and principal payments on debt could force us to borrow funds to make necessary shareholder distributions.

Since we buy and operate real estate, we are subject to the general real estate investment and operating risks.

   Summary of real estate risks.  We own and operate commercial properties and are subject to the risks of owning real estate generally and commercial properties in particular. These risks include:

    .  the national, state and local economic climate and real estate conditions, such as oversupply of or reduced demand for space and changes in market rental rates;

    .  how prospective tenants perceive the attractiveness, convenience and safety of our properties;

    .  our ability to provide adequate management, maintenance and insurance;

    .  our ability to collect rent from tenants on a timely basis;

    .  the expense of periodically renovating, repairing and reletting spaces;

    .  increasing operating costs, including real estate taxes and utilities, if these increased costs cannot be passed through to tenants; and

    .  changes in tax, real estate and zoning laws.

   Certain significant costs, such as mortgage payments, real estate taxes, insurance and maintenance costs, generally are not reduced even when a property's rental income is reduced. In addition, environmental and tax laws, interest rate levels, the availability of financing and other factors may affect real estate values and property income. Furthermore, the supply of commercial space fluctuates with market conditions.

   If our properties do not generate sufficient income to meet operating expenses, including any debt service, tenant improvements, leasing commissions and other capital expenditures, we may have to borrow additional amounts to cover fixed costs, and we may have to reduce our distributions to shareholders.

   We only recently acquired many of our properties.  We have recently acquired many of our properties and intend to continue to acquire additional properties.
As of March 31, 1999, approximately 36% of our properties' square footage was not managed by us before January 1, 1998. We may not be aware of problems with newly acquired properties that could affect their value, and their operating performance may be less than we anticipate. Also, we may have difficulty integrating new acquisitions into our existing portfolio.

   We may encounter significant delays in reletting vacant space, resulting in losses of income.  When leases expire, we will incur expenses and we may not be able to release the space on the same terms. Certain leases provide tenants with the right to terminate early if they pay a fee. While we have estimated our cost of renewing leases that expire in 1999, our estimates could be wrong.
If we are unable to release space promptly, if the terms are significantly less favorable than anticipated or if the costs are higher, we may have to reduce our distributions to shareholders.

   Tenant defaults and bankruptcies may reduce our cash flow and distributions.  We may have difficulty in collecting from tenants in default, particularly if they declare bankruptcies. This could affect our cash flow and distributions to shareholders.

   We may be adversely affected by significant competition among commercial properties.  Many other commercial properties compete with our properties for tenants and we expect that new properties will be built in our markets. Also, we compete with other buyers, many of whom are larger than us, for attractive commercial properties. Therefore, we may not be able to grow as rapidly as we would like.

   We may be adversely affected if losses on our properties are not covered by insurance.  We carry insurance on our properties that we believe is comparable to the insurance carried by other operators for similar properties. However, we could suffer uninsured losses that adversely affect us or even result in loss of the property. We might still remain liable on any mortgage debt related to that property.

   The illiquidity of our real estate investments may prevent us from adjusting our portfolio to respond to market changes.  There may be delays and difficulties in selling real estate. Therefore, we cannot easily change our portfolio when economic conditions change. Also, tax laws limit a REIT's ability to sell properties held for less than four years.

   We may be adversely affected by changes in laws.  Increases in income and service taxes may reduce our cash flow and ability to make expected distributions to our shareholders. Our properties are also subject to various federal, state and local regulatory requirements, such as state and local fire and safety codes. If we fail to comply with these requirements, governmental authorities could fine us or courts could award damages against us. We believe our properties comply with all significant legal requirements. However, these requirements could change in a way that would reduce our cash flow and ability to make distributions to shareholders.

   We may incur significant environmental remediation costs.  Under various federal, state and local environmental laws an owner or operator of real estate interests may have to clean spills or other releases of hazardous or toxic substances on or from a property. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may exceed the value of the property. The presence of toxic substances, or the failure to properly remedy any resulting contamination, may make it more difficult for the owner or operator to sell, lease or operate its property or to borrow money using its property as collateral. Future environmental laws may impose additional material liabilities on us.

   In May 1998, we bought a property in Beaverton, Oregon known as Creekside
Corporate Park. Under a consent order issued by the Oregon environmental agency, the current and past owners of the property are conducting an environmental remedial investigation of a property next to Creekside Corporate
Park, which is owned by Mattel Corporation. We are not a party to the consent order. As part of the consent order, the Oregon environmental agency ordered the property owners to sample soil and groundwater on our property to determine the nature and extent of contamination resulting from past industrial operations at the Mattel property. We executed access agreements with the current and former property owners to allow access to our property to conduct the required sampling and testing. The sampling and testing is ongoing, and preliminary results from one area indicate that the contamination from the
Mattel property may have migrated onto a portion of the Creekside Corporate
Park that we own.

   We believe that we bear no responsibility or liability for the contamination. If we are held responsible for any costs related to this matter, we believe that the party from whom the property was purchased will be responsible for any expenses or liabilities that we may incur as a result of this contamination.

   We may be affected by the Americans with Disabilities Act.  The Americans with Disabilities Act of 1990 requires that access and use by disabled persons of all public accommodations and commercial properties be facilitated. Existing commercial properties must be made accessible to disabled persons. While we have not estimated the cost of complying with this act, we do not believe the cost will be significant.

Our ability to control our properties may be adversely affected by ownership through partnerships and joint ventures.

   We own most of our properties through our operating partnership. Our organizational documents do not limit our investment of funds with others in partnerships or joint ventures. This type of investment may present additional risks. For example, our partners may have interests that differ from ours or that conflict with ours, or our partners may become bankrupt.

We can change our business policies and increase our level of debt without shareholder approval.

   Our board of directors establishes our investment, financing, distribution and our other business policies and may change these policies without shareholder approval. Our organizational documents do not limit our level of debt. A change in our policies or an increase in our level of debt could adversely affect our operations or the price of our common stock.

We can issue additional securities without shareholder approval.

   We can issue preferred and common stock without shareholder approval.
Holders of preferred stock have priority over holders of common stock, and the issuance of additional shares of common stock reduces the interest of existing holders in our company.

Increases in interest rates may adversely affect the market price of our common stock.

   One of the factors that influences the market price of our common stock is the annual rate of distributions that we pay on our common stock, as compared with interest rates. An increase in interest rates may lead

purchasers of REIT shares to demand higher annual distribution rates, which could adversely affect the market price of our common stock.

Shares that become available for future sale may adversely affect the market price of our common stock.

   Substantial sales of our common stock, or the perception that substantial sales may occur, could adversely affect the market price of our common stock.
Certain of our shareholders hold significant numbers of shares of our common stock and, subject to compliance with applicable securities laws, could sell their shares.

We depend on key personnel.

   We depend on our executive officers, including Ronald L. Havner, Jr., our chief executive officer and president, and Mary Jayne Howard, our chief operating officer and executive vice president. The loss of either of these executive officers could adversely affect our operations. We maintain no key person insurance on either of them.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the
Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may sell from time to time up to $600,000,000 of our common stock, preferred stock, equity stock, depositary shares and warrants, in any combination. This prospectus provides a general description of the securities that we may offer. Each time we offer any of the types of securities described in this prospectus, we will prepare and distribute a prospectus supplement that will contain a description of the specific terms of the securities being offered and of the offering. The prospectus supplement may also supplement the information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement, together with the additional information described under the heading "Where You Can Find More
Information," before purchasing any securities.

   This prospectus may also be used in registered resales of common stock as described under "Plan of Distribution."

   Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "the Company," "we," "us," "our" and similar references mean PS Business Parks, Inc. and its subsidiaries, including PS
Business Parks, L.P. All references in this prospectus to "our operating partnership" mean PS Business Parks, L.P.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the reporting requirements of the Securities Exchange Act of 1934, and are required to file annual, quarterly and special reports with the Securities and Exchange Commission. You may read and copy any of these documents at the Commission's public reference rooms at Room 1024, Judiciary
Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's
regional offices at Seven World Trade Center, 13th Floor, New York, New York
10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago,
Illinois 60661-2511. You may telephone the Commission at 1-800-SEC-0330 for further information on the Commission's public reference facilities. The
Commission also maintains a computer site on the World Wide Web
(http://www.sec.gov) that contains the reports, proxy and information statements and other information that we and other registrants file electronically with the Commission. You can also inspect reports and other information we file at the offices of the American Stock Exchange, Inc., 86
Trinity Place, New York, New York 10006.

   We have filed a registration statement on Form S-3, of which this prospectus is a part, with the Commission to register offers and sales of the securities described in this prospectus under the Securities Act of 1933. The registration statement contains additional information about us and the securities. You may read the registration statement and its exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or on the
Commission's World Wide Web site, and you may obtain copies of it from the
Commission at prescribed rates.

   The Commission allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the Commission, which means that we can disclose that information to you by referring in this prospectus to the documents we file with the
Commission. Under the Commission's regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

   We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:

                                                                                 Period
                                                                               Covered or
                                                                                Date of
                SEC Filing (File No. 1-10709)                                    Filing
-------------------------------------------------------------    --------------------------------------
   Annual Report on Form 10-K................................... Year ended December 31, 1998
   Quarterly Report on Form 10-Q................................ Quarter ended March 31, 1999
   Current Report on Form 8-K................................... Dated April 28, 1999
   Description of our common stock contained in Registration
   Statement on Form 8-A, as supplemented by the
   description of our common stock contained in this
   prospectus................................................... Effective March 15, 1991
   All subsequent documents filed by us under Sections 13(a),
   13(c), 14 or 15(d) of the Exchange Act of 1934............... After the date of this prospectus and before the termination of the offering

   You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

          Investor Services Department
          PS Business Parks, Inc.
          701 Western Avenue
          Glendale, California 91201-2397
          Telephone: (800) 807-3055
                     (800) 421-2856
                     (818) 244-8080
          Facsimile: (818) 241-0627

   Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

                          FORWARD-LOOKING STATEMENTS

   Some of the information included or incorporated by reference in this prospectus contains forward-looking statements, such as those pertaining to our portfolio performance and future results of operations, market conditions and prospects. The pro forma financial statements and other pro forma information incorporated by reference in this prospectus also contain forward-looking statements. You can identify forward-looking statements by their use of forward-looking terminology such as "believes," "expects," "may," "will,"
"should," "seeks," "intends," "plans," "pro forma," "estimates" or
"anticipates" or the negative of these words and phrases or similar words or phrases. Discussion of strategy, plans or intentions also include forward-looking statements.

   Forward-looking statements inherently involve risks and uncertainties and you should not rely on them as predictions of future events. The factors described above under the heading "Risk Factors," as well as changes in the commercial real estate market and the general economy, could cause future events and actual results to differ materially from those set forth or contemplated in the forward-looking statements.

                                  THE COMPANY

   We are a self-advised and self-managed real estate investment trust or REIT that acquires, develops, owns and operates commercial properties. We are the sole general partner of our operating partnership, PS Business Parks, L.P., through which we conduct most of our activities. At March 31, 1999, we owned approximately 73% of our operating partnership with substantially all of the balance owned by Public Storage, Inc.

   In a March 1998 merger with American Office Park Properties, Inc., we acquired the commercial property business previously operated by Public Storage and were renamed "PS Business Parks, Inc." At March 31, 1999, we owned 114 commercial properties in 11 states containing approximately 11.3 million square feet of space.

   We elected to be taxed as a REIT beginning with our 1990 taxable year. To the extent that we continue to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the net income that we distribute currently to our shareholders. We were incorporated in California in 1990. Our principal executive offices are located at 701 Western Avenue, Glendale, California
91201-2397. Our telephone number is (818) 244-8080.

                                USE OF PROCEEDS

   We intend to use the net proceeds from the sale of the securities described in this prospectus for the acquisition of commercial properties, repayment of our outstanding debt and for general business purposes. Pending their use, we may invest the net proceeds in short-term, interest bearing securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

   We compute our ratio of earnings to combined fixed charges and preferred stock dividends by dividing our earnings by our fixed charges. Earnings consists of net income before minority interest in income, loss on early extinguishment of debt and gain on disposition of real estate plus fixed charges less the portion of minority interest in income which does not contribute to fixed charges. In computing our ratio for periods prior to
March 17, 1998, we used the operations and fixed charges of American Office
Park Properties, Inc., our predecessor for accounting and financial reporting purposes.

                                                      For the Three
                                                      Months Ended
                                                       March 31,    For the Year Ended December 31,
                                                      ------------- ------------------------------
                                                      1999   1998   1998     1997    1996 1995 1994
                                                      -----  -----  -----  --------- ---- ---- ----
   Ratio of earnings to combined fixed charges and
   preferred stock dividends......................... 12.17  29.92  16.34  12,403.00 N/A  N/A  N/A

   N/A--not applicable as we did not have any fixed charges in this period.

                          DESCRIPTION OF COMMON STOCK

   We are authorized to issue 100,000,000 shares of common stock. At April 30,
1999, we had outstanding 23,637,410 shares of common stock (exclusive of a total of 7,903,666 shares issuable upon exchange of interests in our operating partnership and shares subject to options).

Common Stock

   The following description of our common stock sets forth certain general terms and provisions of the common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion of preferred stock or upon the exercise of warrants.
The statements below describing our common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and bylaws.

   Holders of our common stock will be entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available therefor. Payment and declaration of dividends on our common stock and purchases of shares of common stock by us will be subject to certain restrictions if we fail to pay dividends on outstanding preferred stock. See
"Description of Preferred Stock." Upon any liquidation, dissolution or winding up of the Company, holders of common stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and our other liabilities and the preferential amounts owing with respect to any of our outstanding preferred stock. Holders of our common stock have no preemptive rights, except such as have been provided to certain of our shareholders by contract, which means public shareholders have no right to acquire any additional shares of common stock that we may issue at a later date.

   Each outstanding share of our common stock entitles the holder to one vote on all matters presented to our holders for a vote, with the exception that they have cumulative voting rights with respect to the election of our board of directors, in accordance with California law. Cumulative voting means that each holder of our common stock is entitled to cast as many votes as there are directors to be elected multiplied by the number of shares

registered in his or her name. A holder of our common stock may cumulate the votes for directors by casting all of the votes for one candidate or by distributing the votes among as many candidates as he or she chooses. The outstanding shares of our common stock are, and additional shares of common stock will be, when issued, fully paid and nonassessable.

   The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock or our equity stock which we may designate and issue in the future. See "Description of Preferred Stock" and
"Description of Equity Stock."

Ownership Limitations

   For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), no more than 50% in value of our outstanding shares of capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the
Code to include certain entities) during the last half of a taxable year. In order to maintain our qualification as a REIT, our articles of incorporation provide certain restrictions on the shares of capital stock that any shareholder may own.

   Our articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than (A) 7.0% of the outstanding shares of our common stock and (B) 9.9% of the outstanding shares of each class or series of shares of our preferred stock or equity stock and that all shares of stock be imprinted with a legend setting forth that restriction. Our articles of incorporation provide, however, that no person shall be deemed to exceed the ownership limit solely by reason of the beneficial ownership of shares of any class of stock to the extent that such shares of stock were beneficially owned by such person
(including Public Storage) upon completion of, and after giving effect to, the merger with American Office Park Properties. Thus, this limitation does not affect the ownership of common stock held by Public Storage and certain other shareholders at the time of the merger. Furthermore, the limitation does not apply with respect to shares of stock deemed to be owned by a person as a result of such person's ownership of shares of Public Storage (however, such ownership will be taken into account in determining whether a subsequent acquisition or transfer of our shares (but not Public Storage) violates the ownership limit). The ownership limitation is intended to assist in preserving our REIT status in view of Public Storage's substantial ownership interest in us and the Hughes family's substantial ownership interest in Public Storage.
There can be no assurance, however, that such ownership limit will enable us to satisfy the requirement that a REIT not be "closely held" within the meaning of
Section 856(h) of the Code for any given taxable year, in part as a result of the provision described above providing that the ownership limitation generally does not apply to our shares deemed to be owned as a result of a person's ownership of shares of Public Storage.

   Our articles of incorporation provide that our board of directors, in its sole and absolute discretion, may grant exceptions to the ownership limits, so long as (A) our board has determined that we would not be "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the event in question takes place during the second half of a taxable year) and would not otherwise fail to qualify as a REIT, after giving effect to an acquisition by an excepted person of beneficial ownership of the maximum amount of capital stock permitted as a result of the exception to be granted, and taking into account the existing and permitted ownership by other persons of stock (taking into account any other exceptions granted) and (B) the excepted persons provide to our board such representations and undertakings as our board may require. In any case, no holder may own or acquire, either directly, indirectly or constructively under the applicable attribution rules of the Code, any shares of any class of capital stock if such ownership or acquisition (i) would cause more than 50% in value of outstanding capital stock to be owned, either directly or constructively, under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds),
(ii) would result in the Company's stock being beneficially owned by less than
100 persons (determined without reference to any rules of attribution), or
(iii) would otherwise result in our failing to qualify as a REIT.

   Our articles of incorporation generally provide that if any holder of capital stock purports to transfer shares to a person or there is a change in our capital structure, and either the transfer or the change in capital structure would result in our failing to qualify as a REIT, or such transfer or the change in capital structure would cause the transferee to hold shares in excess of the applicable ownership limit, then the shares causing the violation will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of those shares will have no right to receive dividends or other distributions with respect to them and will have no right to vote the shares. Any dividends or other distributions paid to such purported transferee prior to the discovery by us that the shares have been transferred to a trust will be paid to the trustee of the trust for the benefit of the charitable beneficiary upon demand. The trustee will designate a transferee of those shares so long as the shares would not violate the restrictions on ownership or transfer in the articles of incorporation in the hands of the designated transferee. Upon the sale of such shares, the purported transferee will receive out of any proceeds remaining after payment of expenses of the charitable trust and us the lesser of (A)(i) the price per share such purported transferee paid for the stock in the purported transfer that resulted in the transfer of the shares to the trust, or (ii) if the transfer or other event that resulted in the transfer of the shares to the trust was not a transaction in which the purported transferee gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust and (B)
the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Each purported transferee shall be deemed to have waived any claims such purported transferee may have against the trustee and us arising from the disposition of the shares, except for claims arising from the trustee's or our gross negligence, willful misconduct, or failure to make payments when required by the articles of incorporation.

                        DESCRIPTION OF PREFERRED STOCK

   We are authorized to issue 50,000,000 shares of preferred stock. At April
30, 1999, we had 2,200 outstanding shares of preferred stock (represented by
2,200,000 depositary shares) and 510,000 shares reserved for issuance. Our articles of incorporation provide that the preferred stock may be issued from time to time in one or more series and give our board of directors broad authority to fix the dividend and distribution rights, conversion and voting rights, if any, redemption provisions and liquidation preferences of each series of preferred stock. Holders of preferred stock have no preemptive rights. The preferred stock will be, when issued, fully paid and nonassessable.

   Although the issuance of preferred stock with special voting rights (or common stock) could be used to deter attempts to obtain control of us in transactions not approved by our board of directors, we have no present intention to issue stock for that purpose.

Outstanding Preferred Stock

   At April 30, 1999, we had outstanding a series of preferred stock. It
(1) has a stated value of $25 per depositary share, (2) in preference to the holders of shares of our common stock and any other capital stock ranking junior to the preferred stock as to payment of dividends, provides for cumulative quarterly dividends of 9 1/4% of the stated value and (3) is subject to redemption, in whole or in part, at our option at a cash redemption price of
$25 per depositary share, plus accrued and unpaid dividends, on and after April
30, 2004.

   In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of the preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets is made to holders of our common stock or any other shares of capital stock ranking as to such distributions junior to the preferred stock, liquidating distributions in the amount of $25 per depositary share, plus all accrued and unpaid dividends.

   Except as expressly required by law and in certain other limited circumstances, holders of the preferred stock are not entitled to vote. The consent of holders of at least 66 2/3% of the outstanding shares of the preferred stock (and any other series of preferred stock ranking on a parity therewith), voting as a single class, is required to authorize another class of shares senior to the preferred stock.

Ownership Limitations

   For a discussion of the ownership limitations that apply to preferred stock, see "Description of Common Stock--Ownership Limitations."

Future Series of Preferred Stock

   The following description of preferred stock sets forth certain general terms and provisions of the preferred stock to which any prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation (including the applicable form of certificate of determination) and bylaws.

   Reference is made to the prospectus supplement relating to the preferred stock offered thereby for specific terms, including, where applicable, the following: (1) the title and stated value of such preferred stock; (2) the number of shares of such preferred stock offered, the liquidation preference per share and the offering price of such preferred stock; (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to such preferred stock; (4) the date from which dividends on such preferred stock shall accumulate, if applicable; (5) the provision for a sinking fund, if any, for such preferred stock; (6) the provision for redemption, if applicable, of such preferred stock; (7) any listing of such preferred stock on any securities exchange; (8) the terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock, including the conversion price (or manner of calculation); (9) the voting rights, if any, of such preferred stock; (10) any other specific terms, preferences, rights, limitations or restrictions of such preferred stock; (11)
the relative ranking and preferences of such preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;
and (12) any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs.

   Ranking.  The ranking of the preferred stock is set forth in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, such preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs, rank (i)
senior to the common stock, any additional class of common stock and any series of preferred stock expressly made junior to such preferred stock; (ii) on a parity with all preferred stock previously issued by us the terms of which specifically provide that such preferred stock rank on a parity with the preferred stock offered hereby; and (iii) junior to all preferred stock previously issued by us the terms of which specifically provide that such preferred stock rank senior to the preferred stock offered hereby.

   Dividends.  Holders of shares of the preferred stock of each series offered hereby will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by our board of directors.

   Dividends on any series of the preferred stock offered hereby may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are noncumulative, then the holders of such series of the preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

   No dividends (other than in common stock or other capital stock ranking junior to the preferred stock of any series as to dividends and upon liquidation) will be declared or paid or set aside for payment (nor will any other distribution be declared or made upon the common stock, or any other capital stock of us ranking junior to

or on a parity with the preferred stock of such series as to dividends or upon liquidation), nor will any common stock or any other of our capital stock ranking junior to or on a parity with the preferred stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by us (except by conversion into or exchange for other capital stock of us ranking junior to the preferred stock of such series as to dividends and upon liquidation) unless (i) if such series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period.

   Any dividend payment made on shares of a series of cumulative preferred stock offered hereby will first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

   Redemption.  If so provided in the applicable prospectus supplement, the shares of preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

   The prospectus supplement relating to a series of preferred stock offered hereby that is subject to mandatory redemption will specify the number of shares of such preferred stock that will be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which will not, if such preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash, securities or other property, as specified in the applicable prospectus supplement.

   Notwithstanding the foregoing, no shares of any series of preferred stock offered hereby will be redeemed and we will not purchase or otherwise acquire directly or indirectly any shares of preferred stock of such series (except by conversion into or exchange for capital stock of us ranking junior to the preferred stock of such series as to dividends and upon liquidation) unless all outstanding shares of preferred stock of such series are simultaneously redeemed unless, in each case, (i) if such series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of such series will have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of preferred stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series.

   If fewer than all of the outstanding shares of preferred stock of any series offered hereby are to be redeemed, the number of shares to be redeemed will be determined by us and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us.

   Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our stock transfer books.
Each notice will state: (i) the redemption date; (ii) the number of shares and series of the preferred stock to be redeemed; (iii) the redemption price; (iv)
the place or places where certificates for such preferred stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed

will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of preferred stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of preferred stock to be redeemed from each such holder and, upon redemption, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof. In order to facilitate the redemption of shares of preferred stock, our board of directors may fix a record date for the determination of shares of preferred stock to be redeemed, such record date to be not less than 30 or more than 60 days prior to the date fixed for such redemption.

   Notice having been given as provided above, from and after the date specified therein as the date of redemption, unless we default in providing funds for the payment of the redemption price on such date, all dividends on the preferred stock called for redemption will cease. From and after the redemption date, unless we so default, all rights of the holders of the preferred stock as our shareholders, except the right to receive the redemption price (but without interest), will cease.

   Subject to applicable law and the limitation on purchases when dividends on preferred stock are in arrears, we may, at any time and from time to time, purchase any shares of preferred stock in the open market, by tender or by private agreement.

   Liquidation Preference.  Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of our capital stock ranking junior to any series of the preferred stock in the distribution of assets upon our liquidation, dissolution or winding up, the holders of such series of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

   If liquidating distributions shall have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to such series of preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of our property or business will not be deemed to constitute a liquidation, dissolution or winding up.

   Voting Rights.  Holders of the preferred stock offered hereby will not have any voting rights, except as set forth below or as otherwise expressly required by law or as indicated in the applicable prospectus supplement.

   If the equivalent of six quarterly dividends payable on any series of preferred stock are in default (whether or not declared or consecutive), the holders of all such series of preferred stock, voting as a single class with all other series of preferred stock upon which similar voting rights have been conferred and are exercisable, will be entitled to elect two additional directors until all dividends in default have been paid or declared and set apart for payment.

   Such right to vote separately to elect directors shall, when vested, be subject, always, to the same provisions for vesting of such right to elect directors separately in the case of future dividend defaults. At any time when such right to elect directors separately shall have so vested, we may, and upon the written request of the holders of record of not less than 20% of our total number of preferred shares then outstanding shall, call a special meeting of shareholders for the election of directors. In the case of such a written request, such special meeting shall be held within 90 days after the delivery of such request and, in either case, at the place and upon the notice provided by law and in the bylaws, provided that we will not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders, and the holders of all classes of outstanding preferred stock are offered the opportunity to elect such directors (or fill any vacancy) at such annual meeting of shareholders.
Directors so elected will serve until the next annual meeting of shareholders or until their respective successors are elected and qualify. If, prior to the end of the term of any director so elected, a vacancy in the office of such director shall occur, during the continuance of a default by reason of death, resignation, or disability, such vacancy shall be filled for the unexpired term of such former director by the appointment of a new director by the remaining director or directors so elected.

   The affirmative vote or consent of the holders of at least a majority of the outstanding shares of each series of preferred stock will be required to amend or repeal any provision of or add any provision to, our articles of incorporation, including the certificate of determination, if such action would materially and adversely alter or change the rights, preferences or privileges of such series of preferred stock.

   No consent or approval of the holders of any series of preferred stock offered hereby will be required for the issuance from our authorized but unissued preferred stock of other shares of any series of preferred stock ranking on a parity with or junior to such series of preferred stock, or senior to a series of preferred stock expressly made junior to other series of preferred stock as to payment of dividends and distribution of assets, including other shares of such series of preferred stock.

   The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock had been redeemed or called for redemption upon proper notice and sufficient funds had been deposited in trust to effect such redemption.

   Conversion Rights.  The terms and conditions, if any, upon which shares of any series of preferred stock offered hereby are convertible into common stock will be set forth in the applicable prospectus supplement relating thereto.
Such terms will include the number of shares of common stock into which the preferred stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of the preferred stock or automatically upon the occurrence of certain events, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such preferred stock.

                          DESCRIPTION OF EQUITY STOCK

   We are authorized to issue 100,000,000 shares of equity stock. At April 30,
1999, we had no outstanding shares of equity stock. Our articles of incorporation provide that the equity stock may be issued from time to time in one or more series and give our board of directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of equity stocks. Holders of equity stock have no preemptive rights. The shares of equity stock will be, when issued, fully paid and nonassessable.

   The issuance of equity stock with special voting rights (or common stock)
could be used to deter attempts by a single shareholder or group of shareholders to obtain control of us in transactions not approved by our board of directors. We have no intention to issue the equity stock (or common stock)
for such purposes.

Ownership Limitations

   For a discussion of the ownership limitations that apply to equity stock, see "Description of Common Stock--Ownership Limitations."

Terms of Equity Stock

   The following description of equity stock sets forth certain general terms and provisions of the equity stock to which any prospectus supplement may relate. The statements below describing the equity stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation (including the applicable form of certificate of determination) and bylaws.

   Reference is made to the prospectus supplement relating to the equity stock offered thereby for specific terms, including, where applicable, the following:
(1) the designation of such equity stock; (2) the number of shares of such equity stock offered, the liquidation rights and the offering price of such equity stock; (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to such equity stock; (4) the provision for redemption, if applicable, of such equity stock; (5) any listing of such equity stock on any securities exchange; (6) the terms and conditions, if applicable, upon which such equity stock will be convertible into common stock, including the conversion price (or manner of calculation thereof); (7) the voting rights, if any, of such equity stock; (8) any other specific terms, rights, limitations or restrictions of such equity stock; and (9) the relative ranking of such equity stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs.

   Ranking.  The ranking of the equity stock is set forth in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, such equity stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs, rank on a parity with the common stock.

   Dividends.  Holders of shares of the equity stock of each series offered hereby shall be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our stock transfer books on such record dates as shall be fixed by our board of directors. Unless otherwise specified in the applicable prospectus supplement, dividends on such equity stock will be non-cumulative.

   Redemption.  If so provided in the applicable prospectus supplement, the shares of equity stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

   The prospectus supplement relating to a series of equity stock offered hereby that is subject to mandatory redemption will specify the number of shares of such equity stock that we redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such equity stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash, securities or other property, as specified in the applicable prospectus supplement.

   If fewer than all of the outstanding shares of equity stock of any series offered hereby are to be redeemed, the number of shares to be redeemed will be determined by us and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of equity stock of any series to be redeemed at the address shown on our stock transfer books. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the equity stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such equity stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi)
the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of equity stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of equity stock to be redeemed from each such holder and, upon redemption, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof. In order to facilitate the redemption of shares of equity stock, our board of directors may fix a record date for the determination of shares of equity stock to be redeemed, such record date to be not less than 30 or more than 60 days prior to the date fixed for such redemption.

   Notice having been given as provided above, from and after the date specified therein as the date of redemption, unless we default in providing funds for the payment of the redemption price on such date, all dividends on the Equity Stock called for redemption will cease. From and after the redemption date, unless we so default, all rights of the holders of the equity stock as our shareholders, except the right to receive the redemption price
(but without interest), will cease.

   Liquidation Rights.  If we voluntarily or involuntarily liquidate, dissolve or wind-up our affairs, then, before any distribution or payment may be made to the holders of the equity stock or any other class or series of our capital stock ranking junior to any series of the preferred stock in the distribution of assets upon our liquidation, dissolution or winding up, the holders of such series of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of
Preferred Stock will have no right or claim to any of our remaining assets. If we voluntarily or involuntarily liquidate, dissolve or wind-up our affairs and our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

   If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to such series of preferred stock upon liquidation, dissolution or winding up, including the equity stock, according to their respective rights and in each case according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up.

   Unless otherwise specified in the applicable prospectus supplement, upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of the equity stock will rank on a parity with the holders of the common stock, subject to any maximum or minimum distribution to holders of equity stock specified in such prospectus supplement.

   Voting Rights.  Unless otherwise specified in the applicable prospectus supplement, holders of the equity stock will have the same voting rights as holders of the common stock.

   No consent or approval of the holders of any series of equity stock will be required for the issuance from our authorized but unissued equity stock of other shares of any series of equity stock including shares of such series of equity stock.

   Conversion Rights.  The terms and conditions, if any, upon which shares of any series of equity stock offered hereby are convertible into common stock will be set forth in the applicable prospectus supplement relating thereto.
Such terms will include the number of shares of common stock into which the equity stock is convertible, the conversion price (or manner of calculation), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of the equity stock or automatically upon the occurrence of certain events, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such equity stock.

                     DESCRIPTION OF THE DEPOSITARY SHARES

   We may, at our option, elect to offer depositary shares rather than full shares of preferred stock or equity stock. In the event such option is exercised, each of the depositary shares will represent ownership of and entitlement to all rights and preferences of a fraction of a share of preferred stock or equity stock of a specified series (including dividend, voting, redemption and liquidation rights). The applicable fraction will be specified in the prospectus supplement. The shares of preferred stock or equity stock represented by the depositary shares will be deposited with a depositary named in the applicable prospectus supplement, under a deposit agreement, among the depositary, the holders of the depositary receipts and us. Depositary receipts, which are certificates evidencing depositary shares, will be delivered to those persons purchasing depositary shares in the offering. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

   The summary of terms of the depositary shares contained in this prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the deposit agreement, our articles of incorporation and the form of certificate of determination for the applicable series of preferred stock or equity stock.

Dividends

   The depositary will distribute all cash dividends or other cash distributions received in respect of the series of preferred stock represented by the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by us for the applicable series of preferred stock or equity stock. The depositary, however, will distribute only such amount as can be distributed without attributing to any depositary share a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary receipts then outstanding.

   In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of depositary shares owned by such holders on the relevant record date, unless the depositary determines (after consultation with us) that it is not feasible to make such distribution, in which case the depositary may (with our approval)
adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

Liquidation Rights

   In the event of the liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fraction of the liquidation amount accorded each share of the applicable series of preferred stock or equity stock, as set forth in the prospectus supplement.

Redemption

   If the series of preferred stock represented by the applicable series of depositary shares is redeemable, such depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of preferred stock or equity stock held by the depositary. Whenever we redeem any preferred stock or equity stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the preferred stock or equity stock so redeemed. The depositary will mail the notice of redemption promptly upon receipt of such notice from us and not less than 30 nor more than 60 days prior to the date fixed for redemption of the preferred stock or equity stock and the depositary shares to the record holders of the depositary receipts.

Conversion

   If the series of preferred stock or equity stock represented by the applicable series of depositary shares is convertible into a different class of our securities, the depositary shares will be also be convertible on the terms described in the applicable prospectus supplement.

Voting

   Promptly upon receipt of notice of any meeting at which the holders of the series of preferred stock or equity stock represented by the applicable series of depositary shares are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts as of the record date for such meeting. Each such record holder of depositary receipts will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock or equity stock represented by such record holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote such preferred stock or equity stock represented by such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting any of the preferred stock or equity stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

Withdrawal of Preferred Stock

   Upon surrender of depositary receipts at the principal office of the depositary, upon payment of any unpaid amount due the depositary, and subject to the terms of the deposit agreement, the owner of the depositary shares evidenced thereby is entitled to delivery of the number of whole shares of preferred stock or equity stock and all money and other property, if any, represented by such depositary shares. Partial shares of preferred stock or equity stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock or equity stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. Holders of preferred stock or equity stock thus withdrawn will not thereafter be entitled to deposit such shares under the deposit agreement or to receive depositary receipts evidencing depositary shares therefor.

Amendment and Termination of Deposit Agreement

   The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time and from time to time be amended by agreement between the Depositary and us. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of depositary shares will not be effective unless such amendment has been approved by at least a majority of the depositary shares then outstanding. No such amendment may impair the right, subject to the terms of the deposit agreement, of any owner of any depositary shares to surrender the depositary receipt evidencing such depositary shares with instructions to the depositary to deliver to the holder the preferred stock and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The deposit agreement may be terminated by the depositary or us only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution in respect of the preferred stock or equity stock in connection with our liquidation, dissolution or winding up and such distribution has been made to all the holders of depositary shares.

Charges of Depositary

   We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock or equity stock and the initial issuance of the depositary shares, and redemption of the preferred stock or equity stock and all withdrawals of preferred stock or equity stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and certain other charges as are provided in the deposit agreement to be for their accounts. In certain circumstances, the depositary may refuse to transfer depositary shares, may withhold dividends and distributions and sell the depositary shares evidenced by such depositary receipt if such charges are not paid.

Miscellaneous

   The depositary will forward to the holders of depositary receipts all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from us which are received by the depositary as the holder of preferred stock or equity stock.

   Neither the depositary nor we assume any obligation or will be subject to any liability under the deposit agreement to holders of depositary receipts other than for its negligence or willful misconduct. Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our obligations and those of the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

Resignation and Removal of Depositary

   The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

Federal Income Tax Considerations

   Owners of the depositary shares will be treated for federal income tax purposes as if they were owners of the preferred stock or equity stock represented by such depositary shares. Accordingly, such owners will be entitled to take into account, for federal income tax purposes, income and deductions to which they would be entitled if they were holders of such preferred stock. In addition, (i) no gain or loss will be recognized for federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares, (ii) the tax basis of each share of preferred stock or equity stock to an exchanging owner of depositary shares will, upon such exchange, be the same as the aggregate tax basis of the depositary shares exchanged therefor, and (iii) the holding period for preferred stock or equity stock in the hands of an exchanging owner of depositary shares will include the period during which such person owned such depositary shares.

                            DESCRIPTION OF WARRANTS

   We have no warrants outstanding (other than options issued under our stock option plan). We may issue warrants for the purchase of common stock, preferred stock or equity stock. Warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between the Company, a warrant agent specified in the applicable prospectus supplement and us. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants offered hereby.
Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

   The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following: (1) the title of such warrants; (2) the aggregate number of such warrants; (3) the price or prices at which such warrants will be issued; (4) the designation, number and terms of the shares of common stock, preferred stock or equity stock purchasable upon exercise of such warrants; (5)
the designation and terms of the other securities, if any, with which such warrants are issued and the number of such warrants issued with each such security; (6) the date, if any, on and after which such warrants and the related common stock, preferred stock or equity stock, if any, will be separately transferable; (7) the price at which each share of common stock, preferred stock or equity stock purchasable upon exercise of such warrants may be purchased; (8) the date on which the right to exercise such warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such warrants which may be exercised at any one time; and
(10) any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion summarizes certain federal income tax considerations relating to the Company and to the acquisition, ownership and disposition of Common Stock. The applicable Prospectus Supplement will contain information about additional federal income tax considerations, if any, relating to Securities other than Common Stock. The following discussion, which is not exhaustive of all possible tax considerations, does not give a detailed description of any state, local, or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective Shareholder in light of his or her particular circumstances or to certain types of Shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under federal income tax laws. The information in this section is based on the Code, current, temporary and proposed Treasury
Regulations thereunder, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling), and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. The
Company has not requested and does not plan to request any rulings from the IRS concerning the tax treatment of the Company or the Operating Partnership. Thus, no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

   EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS
SUPPLEMENT, AS WELL AS HIS OR HER TAX ADVISOR, REGARDING THE TAX CONSEQUENCES
TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES,
INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH
ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

   As used under this heading, the term "Company" refers solely to PS Business
Parks, Inc., "AOPP" refers to American Office Park Properties, Inc. and
"Merger" refers to the merger with AOPP.

Taxation of the Company

   General.  The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31,
1990. The Company believes that its has been organized and operated in a manner so as to qualify as a REIT, and the Company intends to continue to operate in such a manner. So long as the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on net income that it distributes currently to Shareholders. However, the Company will be subject to federal income tax in the following circumstances. First, the
Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a lease or a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.
Fifth, if the Company should fail to satisfy the 75% gross income test or the
95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires or has acquired any asset from a taxable C corporation in a transaction in which the basis of the asset in the acquiror's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the acquiror recognizes gain on the disposition of such asset during the 10 year period beginning on the date on which such asset was acquired by it, then to the extent of such asset's "Built-In Gain"
(i.e., the excess of (a) the fair market value of such asset at the time of the acquisition by the Company over (b) the adjusted basis in such asset, determined at the time of such acquisition), such gain will be subject to tax at the highest regular corporate rate applicable, pursuant to anticipated
Treasury Regulations that have yet to be promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to Notice 88-19 with respect to any such acquisition. Prior to 1997, AOPP was taxable as a regular C corporation. In making its election to be taxed as a REIT for 1997, AOPP elected to be subject to the Built-In Gain rules of Notice 88-19.

   Requirements for Qualification.  The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors,
(2) the beneficial ownership of which is evidenced by transferable shares of stock, or by transferable certificates of beneficial interest, (3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the
Code, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, (6) that during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the
Code to include certain entities), (7) that makes an election to be taxable as a REIT, or has made such election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status; (8) that uses a calendar year for federal income tax purposes and complies with recordkeeping requirements of the Code and regulations promulgated thereunder; and (9) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5)
must be

met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code section 401(a) generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of condition (6).

   The Company's Articles of Incorporation contain restrictions regarding the transfer of its capital stock that are intended to assist the Company in continuing to satisfy the stock ownership requirements described in conditions
(5) and (6). See "Description of Common Stock--Ownership Limitations." In
connection with condition (6), a REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of shares.
For the Company's taxable years commencing on or after January 1, 1998, if the
Company complies with the annual letters requirement and the Company does not know, or exercising reasonable diligence would not have known, whether it failed to meet requirement (6) above, the Company will be treated as having met the requirement.

   The ownership restrictions in the Company's articles of incorporation generally prohibit the actual or constructive ownership of more than 7% of the outstanding shares of Common Stock (excluding the interest held by Public
Storage) or more than 9.9% of the outstanding shares of each class or series of shares of Preferred Stock, unless an exception is established by the Board of
Directors. The restrictions provide that if, at any time, for any reason, those ownership limitations are violated or more than 50% in value of the Company's outstanding stock otherwise would be considered owned by five or fewer individuals, then a number of shares of stock necessary to cure the violation will automatically and irrevocably be transferred from the person causing the violation to a designated charitable beneficiary.

   The REIT protective provisions are modeled after certain arrangements that the IRS has ruled in private letter rulings will preclude a REIT from being considered to violate the ownership restrictions so long as the arrangements are enforceable as a matter of state law and the REIT seeks to enforce them as and when necessary. There can be no assurance, however, that the IRS might not seek to take a different position with respect to the Company (a private letter ruling is legally binding only with respect to the taxpayer to whom it was issued and the Company will not seek a private ruling on this or any other issue) or contend that the Company failed to enforce these various arrangements. Moreover, the Company's limitations will not apply to the ownership of shares at the time of the Merger, or to shares of stock of the
Company deemed to be owned by a person as a result of such person's ownership of shares of Public Storage (however, such deemed ownership will be taken into account in determining whether a subsequent acquisition or transfer of shares of the Company (but not Public Storage) violates the limitations), exceptions not contained in the private letter rulings previously issued by the IRS.
Accordingly, there can be no assurance that these arrangements necessarily will preserve the Company's REIT status. The Company believes, however, that it has issued and outstanding sufficient shares with sufficient diversity of ownership to allow it to satisfy the REIT ownership requirements.

   A REIT is not permitted to have at the end of any taxable year any undistributed earnings and profits that are attributable to a "C corporation"
taxable year. As a result of the Merger, the Company succeeded to various tax attributes of AOPP, including any undistributed earnings and profits. AOPP was taxable as a "C corporation" prior to 1997, and does not believe that it has transferred any undistributed "C corporation earnings and profits" to the
Company. However, neither AOPP nor the Company has sought an opinion of counsel or outside accountants to the effect that the Company has not acquired any "C corporation earnings and profits" from AOPP. There can be no assurance that the
IRS would not contend otherwise on a subsequent audit of AOPP. It appears that the Company could keep from being disqualified as a REIT by using "deficiency dividend" procedures to distribute the "C corporation" earnings and profits. In order to use this procedure, an affected REIT would have to make an additional distribution to its shareholders (in addition to distributions made for purposes of satisfying the normal REIT distribution requirements), within 90 days of the IRS determination.

   In addition, the REIT would have to pay to the IRS an interest charge on 50%
of the acquired C corporation earnings and profits that were not distributed prior to the end of the REIT's taxable year in which they were acquired. If
C corporation earnings and profits were deemed to have been acquired by the
Company, there can be no assurance, however, that the IRS would not take the position either that the procedure is not available at all (in which case the
Company would fail to qualify as a REIT) or, alternatively, that even if the procedure is available, the Company cannot qualify as a REIT for its taxable year in which the earnings and profits were acquired, but it could qualify as a
REIT for subsequent taxable years. Finally, if AOPP were determined not to have qualified as a REIT for the taxable year ended December 31, 1997 or its short taxable year ending at the time of the Merger, the Company would not be eligible to elect REIT status for up to four years after the year in which AOPP failed to qualify as a REIT. AOPP made an election to be taxed as a REIT commencing with its taxable year ended December 31, 1997. The Company and AOPP believe that AOPP's election is valid and that AOPP was organized, and operated in 1997 and until the time of the Merger, in conformity with the requirements for taxation as a REIT.

   Income Tests.  In order to maintain qualification as a REIT, the Company must satisfy certain gross income requirements, which are applied on an annual basis. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments.
Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

   Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property"
solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company anticipates that none of its annual gross income will be attributable to rents that are based in whole or in part on the income of any person (excluding rents based on a percentage of receipts or sales, which, as described above, are permitted). Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the
Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). The Company does not anticipate that it will receive income from Related Party Tenants. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." The Company does not anticipate deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents. Finally, for rents to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an
"independent contractor" that is adequately compensated and from whom the
Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." Any services with respect to certain properties that the Company believes may not be provided by the Company directly without jeopardizing the qualification of rent as "rents from real property" will be performed by "independent contractors."

   For the Company's taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property even if the
Company were to provide services that are not permissible services so long as the amount received for such services meets a de minimis standard. The amount received for "impermissible services" with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed 1% of all amounts received, directly or indirectly, by the Company with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). In computing any such amounts, the amount that the Company would be deemed to have received for performing "impermissible services" will be the greater of the actual amount so received or 150% of the direct cost to the Company of providing those services.
If the impermissible service income exceeds 1% of the Company's total income from a property, then all of the income from that property will fail to qualify as rents from real property.

   If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, however, a 100% tax would be imposed with respect to the "excess net income" attributable to the failure to satisfy the 75% and 95%
gross income tests.

   Asset Tests.  The Company, at the close of each quarter of its taxable year, must satisfy three tests relating to the nature of its assets. First, at least
75% of the value of the Company's total assets must be represented by real estate assets. The Company's real estate assets include, for this purpose, its allocable share of real estate assets held by the Operating Partnership and the non-corporate subsidiaries of the Operating Partnership, as well as stock or debt instruments held for less than one year purchased with the proceeds of a stock offering, or long-term (at least five years) debt offering of the
Company, cash, cash items and government securities. Second, not more than 25%
of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and, except for REITs or
"qualified REIT subsidiaries," the Company may not own more than 10% of any one issuer's outstanding voting securities.

   After initially meeting the asset tests at the close of any quarter, the
Company will not lose its status as a REIT for failure to satisfy the 25% or 5%
asset tests at the end of a later quarter solely by reason of changes in the relative values of its assets. If the failure to satisfy the 25% or 5% asset tests results from an acquisition of securities or other property during a quarter, including, for example, as a result of the Company increasing its interest in the Operating Partnership as a result of a merger, the exercise of unit redemption rights or an additional capital contribution of proceeds of an offering of shares by the Company, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter.
The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available actions within
30 days after the close of any quarter as may be required to cure any noncompliance with the 25% or 5% asset tests. If the Company fails to cure noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

   Annual Distribution Requirements.  The Company, in order to qualify as a
REIT, is required to distribute dividends (other than capital gain dividends)
to its shareholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. In addition, if the Company disposes of any
Built-In Gain Asset during the 10 year period beginning on the date the Company acquired that asset, the Company will be required, pursuant to Treasury
Regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. See "--General" above for a discussion of "Built-In Gain Assets." Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration.

   To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company may elect to require the shareholders to include the Company's undistributed net capital gains in their income by designating, in a written notice to shareholders, those amounts as undistributed capital gains in respect of its shareholders' shares. If the
Company makes such

an election, the shareholders will (i) include in their income as capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A shareholder will increase the basis in its Common Shares by the difference between the amount of capital gain included in its income and the amount of the tax that the Company is deemed to have paid on the shareholder's behalf. The earnings and profits of the Company will be adjusted appropriately.
For a more detailed description of the tax consequences to a shareholder of such a designation, see "--Taxation of U.S. Shareholders Holding Common Stock."

   In addition, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year,
(ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the sum of amounts actually distributed during the calendar year by the REIT and the amount, if any, on which the REIT paid income tax for such year.

   The Company intends to make timely distributions sufficient to satisfy its annual distribution requirements. It is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income.
Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or due to the need to make nondeductible payments, such as principal payments on any indebtedness it may have. If such circumstances occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

   Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends"
to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends;
however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

   Recordkeeping Requirements.  Pursuant to applicable Treasury Regulations, the Company must comply with certain recordkeeping requirements to qualify for taxation as a REIT.

   Failure of the Company to Qualify as a REIT.  For any taxable year that the
Company fails to qualify as a REIT, the Company would be taxed at the usual corporate rates on all of its taxable income. Those taxes would reduce the amount of cash available to the Company for distribution to its Shareholders.
Distributions to shareholders in any year in which the Company fails to qualify as a REIT will not be deductible and will not be required to be made. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxed as ordinary income, to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction.

   Unless certain relief provisions apply, the Company's election to be treated as a REIT will terminate automatically if the Company fails to meet the qualification requirements described above and the Company will not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which the Company's election was terminated (or revoked). If the
Company loses its REIT status, but later qualifies and elects to be taxed as a
REIT again, the Company may face significant adverse tax consequences.

Taxation of U.S. Shareholders Holding Common Stock

   As used herein, the term "U.S. Shareholder" means a holder of shares of
Common Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source or
(iv) is a trust the administration of which is subject to the primary supervision of a United States court and which has one or more Untied States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996, and treated as
United States persons prior to such date that elect to continue to be treated as United States persons, shall also be considered U.S. Shareholders.

   Distributions by the Company.  As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. Shareholders (and not designated as capital gain dividends) will generally be taxable to such
Shareholders as ordinary income to the extent of the Company's current or accumulated earnings and profits. For purposes of determining whether distributions on shares of Common Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to shares of Preferred Stock and second to shares of Common Stock. There can be no assurance that the Company will have sufficient earnings and profits to cover distributions on any shares of Preferred Stock. Such distributions will not be eligible for the dividends received deductions in the case of
Shareholders that are corporations. Dividends declared during the last quarter of a calendar year and actually paid during January of the immediately following calendar year generally are treated as if received by the
Shareholders on December 31 of the calendar year during which they were declared.

   Distributions designated by the Company as capital gain dividends generally will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent that the distributions do not exceed the
Company's actual net capital gain for the taxable year) without regard to the period for which the Shareholder has held its stock. Corporate Shareholders however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

   Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against future income
(subject to certain limitations). Distributions made by the Company and gain arising from the sale or exchange by a holder of Common Stock will not be treated as passive activity income, and, as a result, holders of Common Stock generally will not be able to apply any "passive losses" against such income or gain. Future regulations may require that Shareholders take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of the Company. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gain dividends and capital gain from the disposition of shares, including distributions treated as such, however, will be treated as investment income for purposes of the investment interest limitation only if the U.S. Shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

   Distributions in excess of current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of Common Stock, but rather will reduce the adjusted basis of such shares of Common Stock. To the extent that such distributions exceed the adjusted basis of a U.S. shareholder's shares of
Common Stock, they will be included in income as capital gains, assuming the shares of Common Stock are a capital asset in the hands of the U.S. Shareholder.

   For the Company's taxable years commencing on or after January 1, 1998, the
Company may elect to require the holders of Common Stock to include the
Company's undistributed net long-term capital gains in their income. If the
Company makes such an election, the holders of Common Stock will (i) include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have

paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A holder of Common Stock will increase the basis in its Common Stock by the difference between the amount of capital gain included in its income and the amount of the tax it is deemed to have paid. The earnings and profits of the
Company will be adjusted appropriately. With respect to such long-term capital gain of a taxable domestic shareholder that is an individual or an estate or trust, the IRS has authority to issue regulations that could apply the special tax rate applicable to sales of depreciable real property by an individual or an estate or trust to the portion of the long-term capital gains of an individual or an estate or trust attributable to deductions for depreciation taken with respect to depreciable real property.

   Sales of Shares.  In general, a U.S. Shareholder will realize gain or loss on the disposition of shares of Common Stock equal to the difference between
(i) the amount of cash and the fair market value of any property received on such disposition and (ii) the shareholder's adjusted basis of such shares of
Common Stock. Such gain or loss will be capital gain or loss if the shares have been held as a capital asset. In the case of a taxable U.S. Shareholder who is an individual or an estate or trust, such gain or loss will be long-term capital gain or loss, and such long-term capital gain shall be subject to the maximum capital gain rate of 20%. In the case of a taxable U.S. Shareholder that is a corporation, such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year and any such capital gain shall be subject to the maximum capital gain rate of 35%. Loss upon a sale or exchange of shares of Common Stock by a shareholder who has held such shares of
Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

   Taxpayer Relief Act and IRS Restructuring Act Changes to Capital Gain
Taxation.  The Taxpayer Relief Act of 1997 (the "Taxpayer Relief Act") altered the taxation of capital gain income. Under the Taxpayer Relief Act, individuals, trusts and estates that hold certain investments for more than
18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, trusts and estates that hold certain assets for more than one year but not more than 18 months may be taxed at a maximum long-term capital gain rate of 28% on the sale or exchange of those investments. The Taxpayer Relief Act also provides a maximum rate of
25% for "unrecaptured Section 1250 gain" for individuals, trusts and estates, special rules for "qualified 5-year gain" and other changes to prior law. The recently enacted IRS Restructuring Act of 1998, however, reduced the holding period requirement established by the Taxpayer Relief Act for the application of the 20% and 25% capital gain tax rates to 12 months from 18 months for sales of capital gain assets after December 31, 1997 and thus eliminated the 28%
rate. The Taxpayer Relief Act allows the IRS to prescribe regulations on how the Taxpayer Relief Act's capital gain rates will apply to sales of capital assets by "pass-through entities," including REITs, such as the Company and to sales of interests in "pass-through entities." Shareholders are urged to consult with their own tax advisors with respect to the rules contained in the
Taxpayer Relief Act and the IRS Restructuring Act.

   On November 10, 1997, the IRS issued IRS Notice 97-64, which provides generally that the Company may classify portions of its designated capital-gain dividend as (i) a 20% rate gain distribution (which would be taxed as long-term capital gain in the 20% group), (ii) an unrecaptured Section 1250 gain distribution (which would be taxed as long-term capital gain in the 25% group), or (iii) a 28% rate gain distribution (which would be taxed as long-term capital gain in the 28% group). (If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate gain distribution.) IRS Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The Notice further provides that designations made by the REIT will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. Although Notice
97-64 will apply to sales of capital gain assets after July 28, 1997 and before
January 1, 1998, it is expected that the IRS will issue clarifying guidance, most likely applying the same principles set forth in Notice 97-64, regarding a
REIT's designation of capital gain dividends in light of the new holding period requirements.

   Backup Withholding.  The Company will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding. Amounts withheld as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Shareholders"
below.

   Taxation of Tax-Exempt Shareholders.  As a general rule, amounts distributed to a tax-exempt entity by a corporation do not constitute "unrelated business taxable income" ("UBTI"), and thus distributions by the Company to a stockholder that is a tax-exempt entity generally should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares of Common Stock with "acquisition indebtedness" within the meaning of the Code and the shares of Common Stock are not otherwise used in an unrelated trade or business of the tax-exempt entity. However, distributions by a REIT to a tax-exempt employee's pension trust that owns more than 10% of the REIT will be treated as UBTI in an amount equal to the percentage of gross income of the
REIT that is derived from an "unrelated trade or business" (determined as if the REIT were a pension trust) divided by the gross income of the REIT for the year in which the dividends are paid. This rule only applies, however, if (i)
the percentage of gross income of the REIT that is derived from an unrelated trade or business for the year in which the dividends are paid is at least 5%,
(ii) the REIT qualifies as a REIT only because the pension trust is not treated as a single individual for purposes of the "five-or-fewer rule" (see
"--Taxation of the Company--Requirements for Qualification" above), and (iii)
(A) one pension trust owns more than 25 percent of the value of the REIT or,
(B) a group of pension trusts individually holding more than 10 percent of the value of the REIT collectively own more than 50 percent of the value of the
REIT. The Company currently does not expect that this rule will apply.

Taxation of Non-U.S. Shareholders

   The rules governing U.S. federal income taxation of non-U.S. Shareholders are complex, and the following discussion is intended only as a summary of such rules. Prospective non-U.S. Shareholders should consult with their tax advisors to determine the impact of federal, state, local and foreign income tax laws on an investment in the Company, including any reporting requirements.

Distributions by the Company.  Distributions to a non-U.S. Shareholder that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will generally be subject to tax as ordinary income to the extent of the
Company's current or accumulated earnings and profits as determined for U.S.
federal income tax purposes. Such distributions will generally be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless reduced by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. If the amount distributed exceeds a non-U.S. Shareholder's allocable share of such earnings and profits, the excess will be treated as a tax-free return of capital to the extent of such non-U.S. Shareholder's adjusted basis in the Common Stock. To the extent that such distributions exceed the adjusted basis of a non-U.S.
Shareholder's Common Stock, such distributions will generally be subject to tax if such non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of its Common Stock, as described below.

   For withholding tax purposes, the Company currently is required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. Under regulations generally effective for distributions on or after January 1, 1999, the Company would not be required to withhold at the 30% rate on distributions it reasonably

estimates to be in excess of the Company's current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. As a result of a legislative change made by the Small
Business Job Protection Act of 1996, under current law, it appears that the
Company will be required to withhold 10% of any distribution to a non-U.S.
Shareholder in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30%
on the entire amount of any distribution to a non-U.S. Shareholder (or lower applicable treaty rate), to the extent the Company does not do so, any portion of such a distribution not subject to withholding at a rate of 30% (or lower applicable treaty rate) will be subject to withholding at a rate of 10%.
However, the non-U.S. Shareholder may seek a refund of such amounts from the IRS if it subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeded the non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

   Distributions to a non-U.S. Shareholder that are designated by the Company at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest)
generally will not be subject to United States federal income taxation, unless
(i) the investment in the Common Stock is effectively connected with the
non-U.S. Shareholder's United States trade or business, in which case the
non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax) or (ii) the
non-U.S. Shareholder is a nonresident alien individual who is present in the
United States for 183 days or more during the taxable year and certain other requirements are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

   Under the Foreign Investment in Real Property Tax Act ("FIRPTA"),
distributions to a non-U.S. Shareholder that are attributable to gain from sales or exchanges by the Company of United States real property interests
(whether or not designated as a capital gain dividend) will be taxed to a
non-U.S. Shareholder at the normal capital gains rates applicable to domestic
Shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a non-U.S. Shareholder that is a corporation and that is not entitled to treaty relief or exemption. The
Company is required by applicable FIRPTA Treasury Regulations to withhold 35%
of any such distribution that is or could be designated by the Company as a capital gain dividend. That amount is creditable against the non-U.S.
Shareholder's United States FIRPTA tax liability.

   Even if the Company does not qualify or ceases to be a domestically controlled REIT, gain arising from the sale or exchange by a non-U.S.
Shareholder of Common Stock would still not be subject to U.S. taxation under
FIRPTA as a sale of a United States real property interest if (i) the class or series of shares being sold is "regularly traded," as defined by applicable
Treasury Regulations, on an established securities market such as the New York
Stock Exchange, and (ii) the selling non-U.S. Shareholder owned 5% or less of the value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

   If gain on the sale or exchange of Common Stock were subject to taxation under FIRPTA, the non-U.S. Shareholder would be subject to regular United
States income tax with respect to such gain in the same manner as a taxable
U.S. Shareholder, subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations. The purchaser of the Common Stock would be required to withhold and remit to the IRS 10% of the purchase price.

   Although the law is not entirely clear on the matter, it appears that amounts designated by the Company pursuant to the Taxpayer Relief Act as undistributed capital gains in respect of shares of Common Stock (see "Taxation of U.S. Shareholders Holding Common Stock" above) would be treated with respect to non-U.S. Shareholders in the manner outlined in the preceding paragraph for actual distributions by the Company of

capital gain dividends. Under that approach, the non-U.S. Shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by the
Company on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Company were to exceed their actual United States federal income tax liability).

   Sale of Common Stock.  Gain recognized by a non-U.S. Shareholder upon a sale of its Common Stock will generally not be subject to tax under FIRPTA if the
Company is a "domestically controlled REIT," which is defined generally as a
REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-U.S. persons.
Because only a minority of the Shareholders are non-U.S. Shareholders, the
Company expects to qualify as a "domestically controlled REIT." Accordingly, a
non-U.S. Shareholder should not be subject to U.S. tax on gains recognized upon disposition of the Common Stock, provided that such gain is not effectively connected with the conduct of a United States trade or business and, in the case of an individual Shareholder, such holder is not present in the United
States for 183 days or more during the year of sale and certain other requirements are met.

   Backup Withholding Tax and Information Reporting.  Backup withholding tax
(which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish certain information under the United
States information reporting requirements) and information reporting will generally not apply to distributions paid to non-U.S. Shareholders outside the
United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gains dividends, or
(iii) distributions attributable to gain from the sale or exchange by the
Company of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the
United States or (c) is a "controlled foreign corporation" (generally a foreign corporation controlled by United States Shareholders) for United States tax
purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. Shareholder and certain other conditions are met, or the
Shareholder otherwise establishes an exemption. Payment to or through a United
States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the Shareholder certifies under penalty of perjury that the Shareholder is a non-U.S.
Shareholder, or otherwise establishes an exemption. A non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

   The United States Treasury Department has recently finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. These regulations generally are effective for payments made after December 31, 1999, subject to certain transition rules. Valid withholding certificates that are held on December 31,
1999, will remain valid until the earlier of December 31, 2000, or the date of the expiration of the certificate under rules currently in effect, unless otherwise invalidated due to changes in the circumstances of the person whose name is on such certificate. A non-U.S. Shareholder should consult its advisor regarding the effect of the new Treasury Regulations.

Administration's Proposed Changes to REIT Qualification Requirements

   The administration's fiscal year 2000 budget proposal, announced February 1,
1999, includes a proposal that would change the 10% voting securities test to a
10% vote or value test. Under the proposal, a REIT would not be able to own more than 10% of the vote or value of the outstanding securities of any corporation, except for a qualified REIT subsidiary or another REIT (see
"Taxation of the Company--Asset Tests" above). The proposal also contains an exception to the 5% and 10% asset tests that would allow a REIT to have "taxable

   REIT subsidiaries," including both "qualified independent contractor subsidiaries," which could perform noncustomary and other currently prohibited services for tenants and other customers, and "qualified business subsidiaries," which could undertake third-party management and development activities as well as other non-real estate related activities. Under the proposal, no more than 15% of a REIT's total assets could consist of taxable
REIT subsidiaries and no more than 5% of a REIT's total assets could consist of qualified independent contractor subsidiaries. Under the budget proposal, a taxable REIT subsidiary would not be entitled to deduct any interest on debt funded directly or indirectly by the REIT. This proposal would be effective after the date of enactment and a REIT would be allowed to combine and convert existing corporate subsidiaries into taxable REIT subsidiaries tax-free prior to a certain date. A transition period would allow for conversion of existing corporate subsidiaries before the 10% vote or value test would become effective. For the Company's taxable years after the effective date of the proposal and after any applicable transition period, the 10% vote or value test would apply to the Company's ownership in any of the non-qualified REIT subsidiaries not converted into taxable REIT subsidiaries. It is presently uncertain whether any proposal regarding REIT subsidiaries, including the budget proposal, will be enacted or, if enacted, what the terms, including the effective date, of such proposal will be.

   On April 28, 1999, the Real Estate Investment Trust Modernization Act of
1999 (the "bill") was introduced in Congress. The bill is similar to the administration's proposal in several respects. Like the administration's proposal, the bill would create "taxable REIT subsidiaries" that would not be subject to the 5% asset test, but that would remain subject to the 25% asset test (see "Taxation of the Company--Asset Tests" above). The "taxable REIT subsidiaries" would also be subject to "earnings stripping" limitations on the deductibility of interest. Under the bill, a REIT would be able to rent up to
10% of a property to a taxable REIT subsidiary and generally have the rent qualify as good income. The bill would also change the 10% voting securities test to a 10% vote or value test unless the corporation elects to be a taxable
REIT subsidiary or the securities qualify for the "grandfather rule." In general, the "grandfather rule" would apply to securities of a corporation in which the REIT owned an interest on April 28, 1999. The grandfather rule would also apply to securities acquired in a tax-free exchange for "grandfathered securities" and to securities acquired in a qualifying tax-free reorganization with another REIT, if those securities were grandfathered in the hands of the other REIT. Securities of a corporation will lose their "grandfathered" status if the corporation acquires any substantial asset or engages in a substantial new line of business after April 28, 1999 (other than pursuant to a binding contract in effect on that date).

Tax Aspects of the Company's Ownership of Interests in the Operating Partnership

   General.  A significant portion of the Company's investments will be held indirectly through the Operating Partnership. In general, partnerships are
"pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on those items, without regard to whether the partners receive a distribution from the partnership. In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that for purposes of applying the
REIT gross income and gross asset tests, the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share, in each case based on its "capital interest" in the partnership. In addition, the character of the gross income and assets of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code which includes the gross income and asset tests described above. The Company will have direct control of the Operating Partnership and intends to operate it consistent with the requirements for qualification as a REIT. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and will take into account its distributive share of partnership items in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held through the Operating
Partnership.

   Entity Classification.  If the Operating Partnership were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation,

the character of the Company's assets and items of gross income would change and would preclude the Company from qualifying as a REIT. The same result could occur if any subsidiary partnership failed to qualify for treatment as a partnership.

   Prior to January 1, 1997, an organization formed as a partnership or a limited liability company was treated as a partnership for federal income tax purposes rather than as a corporation only if it had no more than two of the four corporate characteristics that the Treasury Regulations in effect at that time used to distinguish a partnership from a corporation for tax purposes.
These four characteristics were (i) continuity of life, (ii) centralization of management, (iii) limited liability and (iv) free transferability of interests.

   Under final Treasury Regulations that became effective January 1, 1997, the four factor test has been eliminated and an entity formed as a partnership or as a limited liability company will be taxed as a partnership for federal income tax purposes unless it specifically elects otherwise. The Treasury
Regulations provide that the IRS will not challenge the classification of an existing partnership or limited liability company for tax periods prior to
January 1, 1997 so long as (1) the entity had a reasonable basis for its claimed classification, (2) the entity and all its members recognized the federal income tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (3) neither the entity nor any member of the entity had been notified in writing on or before May 8, 1996, that the classification of the entity was under examination by the IRS.

   The Company believes that the Operating Partnership will be treated as a partnership for federal income tax purposes (and not as an association taxable as a corporation).

   Partnership Allocations.  Although a partnership agreement will generally determine the allocation of income and loss among partners, those allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, those provisions require that partnership allocations reflect the economic arrangement of the partners. The allocations of taxable income and loss provided for in the Operating Partnership Agreement are intended to comply with the requirements of Section 704(b) of the Code and the related Treasury
Regulations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to that item.

   Tax Allocations with Respect to the Properties.  Pursuant to Section 704(c)
of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at that time (a "Book-Tax Difference"). These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Similar rules can apply in the case of appreciated or depreciated properties held by a partnership at the time of new contributions to the partnership. The Operating
Partnership was formed by way of contributions of appreciated and depreciated properties. Consequently, the Operating Partnership Agreement requires that those allocations be made in a manner consistent with Section 704(c) of the
Code.

   In general, the partners of the Operating Partnership who contributed assets will be allocated differing depreciation deductions than if they had retained the contributed property. In addition, on the disposition of any contributed asset that has a Book-Tax Difference, the income or loss attributable to the
Book-Tax Difference generally will be allocated to the contributing partner.
These allocations will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section
704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating

Partnership may cause the Company to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of the contributed assets in excess of the economic or book income allocated to it as a result of that sale. Such an allocation might cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements.

   Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including the "traditional method" or the election of certain methods that would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company will determine with respect to each contribution to the Operating Partnership which method to use.

Taxation of Holders of Preferred Stock, Equity Stock, Depositary Shares and
Warrants

   If the Company offers one or more series of Preferred Stock, Equity Stock,
Depositary Shares or Warrants, there may be tax consequences for the holders of such Securities not discussed herein. For a discussion of any such additional consequences, see the applicable Prospectus Supplement.

State and Local Taxes

   The tax treatment of the Company and the Shareholders in states having taxing jurisdiction over them may differ from the federal income tax treatment.
Accordingly, no discussion of state taxation of the Company and the
Shareholders is provided nor is any representation made as to the tax status of the Company in such states. All investors should consult their tax advisors as to the treatment of the Company under the respective state tax laws applicable to them.

                             PLAN OF DISTRIBUTION

   We may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

   Direct sales to investors may be accomplished through subscription offerings or through shareholder purchase rights distributed to shareholders. In connection with subscription offerings or the distribution of shareholder purchase rights to shareholders, if all of the underlying securities are not subscribed for, we may sell such unsubscribed securities to third parties directly or through underwriters or agents and, in addition, whether or not all of the underlying securities are subscribed for, we may concurrently offer additional securities to third parties directly or through underwriters or agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. If securities are to be sold through shareholder purchase rights, such shareholder purchase rights will be distributed as a dividend to the shareholders for which they will pay no separate consideration. The prospectus supplement with respect to the offer of securities pursuant to shareholder purchase rights will set forth the relevant terms of the shareholder purchase rights, including (i) whether common shares or common share warrants, or both, will be offered pursuant to the shareholder purchase rights and the number of common shares and common share warrants, as applicable, which will be offered pursuant to the shareholder purchase rights, (ii) the period during which and the price at which the shareholder purchase rights will be exercisable, (iii) the number of shareholder purchase rights then outstanding, (iv) any provisions for changes to or adjustments in the exercise price of the shareholder purchase rights and
(v) any other material terms of the shareholder purchase rights.

   Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement.
In connection with the sale of securities, underwriters may

be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

   Any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

   Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby.
Remarketing firms may be entitled under agreements which may be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

   If so indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase securities at the offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts shall be not less nor more than, the respective amounts stated in the applicable prospectus supplement.
Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (i) the purchase by an institution of the securities covered by its contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the securities are being sold to underwriters, we will have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of contracts.

   Certain of the underwriters, if any, and their affiliates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

   This prospectus may also be used in registered resales by the following holders of common stock:

                                                                                                              Percentage
                                                                                                                  of
                                                                                                 Shares of   Outstanding
                                                                       Percentage   Shares of      Common     Shares of
                                                           Shares of       of         Common       Stock        Common
                                                             Common    Outstanding    Stock     Beneficially    Stock
                                                             Stock      Shares of     Being        Owned     Beneficially
                                                          Beneficially   Common     Registered     After        Owned
                          Name                               Owned        Stock     for Resale     Resale    After Resale
--------------------------------------------------------- ------------ ----------- ----------   ------------ ------------
Acquiport Two Corporation................................  6,110,265      25.8%    6,110,265             0         0%
State Treasurer, State of Michigan.......................  2,131,611       9.0%      888,172(1)  1,243,439       5.3%
Cohen & Steers Capital Management, Inc.(2)...............  1,176,234       4.9%      888,171(1)    288,063       1.2%
Morgan Stanley Asset Management(2).......................    693,493       2.9%      693,493(1)          0         0%
Harvard Private Capital Realty, Inc......................    874,074       3.7%      592,114(1)    281,960       1.2%
ABKB/LaSalle Securities Limited Partnership(2)...........  2,331,148       9.9%      592,113(1)  1,739,035       7.4%
Fidelity Real Estate Investment Portfolio................    348,219       1.5%      348,219(1)          0         0%
Stanford University......................................    437,037       1.8%      296,058(1)    140,979        (3)
The Fidelity REIT Collective Pool........................     66,048        (3)       44,742(1)     21,306        (3)
State Employees' Retirement Fund of the State of Delaware     30,911        (3)       20,940(1)      9,971        (3)
J.W. McConnell Family Foundation.........................      7,821        (3)        5,298(1)      2,523        (3)
--------
(1) Reflects an aggregate of 4,588,885 shares issued to these holders in May
    1998 pursuant to a Common Stock Purchase Agreement dated as of January 23,
    1998.

(2) All shares of common stock held as agent for and for the benefit of certain of such holder's clients.

(3) Less than 1%.

   This prospectus may also be used in registered resales of common stock by the following persons upon exchange of interests in our operating partnership for common stock:

                                                 Shares of   Shares of
                                                   Common      Common
                                     Shares of     Stock       Stock
                                       Common      Being    Beneficially
                                       Stock     Registered    Owned
                                    Beneficially    for        After
                   Name             Owned(1)(2)  Resale(1)     Resale
       ---------------------------- ------------ ---------- ------------
       Galaxy Partnership..........    14,384      14,384        0
       Galaxy Associates, L.L.C....    79,464      79,464        0
       Galaxy Associates II, L.L.C.    13,669      13,669        0
       Faraton Corp................     1,748       1,748        0
--------
(1) Reflects shares to be issued upon exchange of interests in our operating partnership.

(2) Less than 1% of the outstanding shares of common stock.

   We have registered the shares of common stock by the holders in the tables above to provide them with freely tradeable common stock, but the registration of such shares does not necessarily mean that all of such shares will be issued by us or any will be offered or sold by such holders. We will not receive any proceeds from the offering by such holders.

   The holders in the tables above may sell the shares of common stock to investors directly or through agents or to one or more underwriters for public offering and sale by them in any of the types of transactions described above.
Any such underwriter or agent involved in the offer and sale of such shares will be named in the applicable prospectus supplement.

   Any profits realized on sales pursuant to this prospectus by the holders in the tables above of such shares may be regarded as underwriting compensation.
We will pay all expenses incident to the offering and sale of such shares, other than commissions, discounts and fees of underwriters, broker-dealers or agents. We have agreed to indemnify the holders of such shares against certain losses, claims, damages and liabilities, including liabilities under the
Securities Act.

                                LEGAL OPINIONS

   David Goldberg, our vice president and counsel, has delivered an opinion to the effect that the securities offered by this prospectus will be validly issued, fully paid and nonassessable. Hogan & Hartson L.L.P., Washington, D.C., has delivered an opinion as to our status as a REIT. See "Certain Federal
Income Tax Considerations." Mr. Goldberg owns 4,256 shares of common stock, and has options to acquire an additional 7,991 shares of common stock.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

3,010,265 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.